Exhibit 99.1

Brookfield

Brookfield Asset Management Inc.

2018 ANNUAL INFORMATION FORM

MARCH 26, 2019

ANNUAL INFORMATION FORM
TABLE OF CONTENTS

The Corporation	1
Cautionary Statement Regarding Forward-Looking Statements and Information	2
Subsidiaries	3
Development of the Business	3
Business of the Corporation	11
Code of Business Conduct and Ethics	19
Business Environment and Risks	19
Environmental, Social and Governance Management	19
Corporate Governance Practices	20
Directors and Officers	22
Market for Securities	25
Ratings and Liquidity	26
Dividends and Dividend Policy	28
Description of Capital Structure	30
Transfer Agent and Registrar	31
Material Contracts	31
Interests of Experts	32
Audit Committee Information	32
Additional Information	33
Appendices:
A. Trading Information for the Corporation’s Publicly Listed Securities	A-1
B. Summary of Terms and Conditions of the Corporation’s Authorized Securities	B-1
C. Charter of the Audit Committee of the Board of Directors of the Corporation	C-1

Brookfield Asset Management Inc.
ANNUAL INFORMATION FORM
THE CORPORATION
Brookfield Asset Management Inc. is a global alternative asset manager with over $350 billion in assets under management. For 120 years we have owned and operated assets on behalf of shareholders and investors with a focus on real estate, renewable power, infrastructure and private equity. We offer a range of public and private investment products and services which leverage our expertise and experience. The Corporation’s Class A Limited Voting Shares (“Class A Shares”) are co-listed on the New York Stock Exchange (“NYSE”) under the symbol “BAM”, the Toronto Stock Exchange (“TSX”) under the symbol “BAM.A” and Euronext under the symbol “BAMA.”
The Corporation was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005.
References in this Annual Information Form to the “Corporation” refer to Brookfield Asset Management Inc., including its predecessor companies. References to “Brookfield,” “we,” “us” and “our” refer to the Corporation and its subsidiaries and controlled affiliates, including publicly traded partnerships and private funds managed by us, individually or collectively, as applicable. The Corporation’s registered office and head office is located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada M5J 2T3.
All financial information in this Annual Information Form is expressed in U.S. dollars, unless otherwise noted. All references to A$ are to Australian dollars. All references to £ are to British Pound Sterling. All references to C$ are to Canadian dollars. All references to € are to Euros. All information is presented as at December 31, 2018, unless otherwise noted.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION
This Annual Information Form contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include, but are not limited to, statements which reflect management's expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the Corporation and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “likely,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business or may do business; changes in government regulation and legislation within the countries in which we operate and our failure to comply with regulatory requirements; governmental investigations; the behaviour of financial markets, including fluctuations in interest and foreign exchange rates; the ability to transfer financial commitments entered into in support of our asset management franchise; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the ability to appropriately manage human capital; changes in tax laws; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the failure of effective disclosure controls and procedures and internal controls over financial reporting; the effect of applying future accounting changes; business competition; operational and reputational risks; health, safety and environmental risks; technological change; catastrophic events, such as earthquakes and hurricanes; the failure of our information technology systems; litigation; the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; the maintenance of adequate insurance coverage; the ability to collect amounts owed; risks specific to our business segments, including our real estate, renewable power, infrastructure, private equity, and residential development activities; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Certain statements included in this Annual Information Form may be considered “financial outlook” for the purposes of applicable Canadian securities laws, and as such, the financial outlook may not be appropriate for purposes other than this document. Forward-looking information is provided as of the date of this Annual Information Form or such other date specified herein. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
We disclose a number of financial measures in this Annual Information Form that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, including “Funds from operations” (“FFO”) and “assets under management”. We utilize these measures in managing the business, including performance measurement, capital allocation and valuation purposes, and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing the overall performance of our businesses. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included on pages 108 to 113 of the Annual Report.

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SUBSIDIARIES
The following is a list of the Corporation’s principal subsidiaries, indicating the jurisdiction of formation, the percentage of voting securities beneficially owned, or over which control or direction is exercised, directly or indirectly, by the Corporation, and the respective equity ownership of the Corporation, in each case as at December 31, 2018:

Name	Jurisdiction of Formation	Percentage of Voting Securities Owned, Controlled or Directed	Equity Ownership Interest
Brookfield Business Partners L.P. (a)	Bermuda	100%	68%
Brookfield Infrastructure Partners L.P. (b)	Bermuda	100%	30%
Brookfield Renewable Partners L.P. (c)	Bermuda	100%	61%
Brookfield Property Partners L.P. (d) (e)	Bermuda	100%	51%

(a)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 68% economic ownership interest in Brookfield Business Partners L.P. (on a fully exchanged basis).
(b)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 30% economic ownership interest in Brookfield Infrastructure Partners L.P. (on a fully exchanged basis).
(c)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units and units exchangeable into limited partnership units representing an approximate 61% economic ownership interest in Brookfield Renewable Partners L.P. (on a fully exchanged basis).
(d)    The Corporation owns a 100% general partnership interest. The Corporation owns general partnership units, limited partnership units, units exchangeable into limited partnership units and shares of Class A Stock of Brookfield Property REIT Inc. (“BPR”), a subsidiary of Brookfield Property Partners L.P. (which are exchangeable into limited partnership units of Brookfield Property Partners L.P.) representing an approximate 51% economic ownership interest in Brookfield Property Partners L.P. (on a fully exchanged, “as-converted” basis).
(e)    BPR is a subsidiary of Brookfield Property Partners L.P., which, along with its affiliates, controls 91% of the voting power of BPR. The Corporation indirectly controls 49% of the shares of Class A stock of BPR, which are exchangeable into limited partnership units of Brookfield Property Partners L.P., through its ownership interest in Brookfield Property Partners L.P.

DEVELOPMENT OF THE BUSINESS
The following is a summary of recent developments since January 2016 in each of our principal areas of business.
Asset Management
2019 Activity - to date
On March 13, 2019, we announced an agreement (the “Oaktree Merger Agreement”) whereby the Corporation will acquire approximately 62% of Oaktree Capital Group, LLC’s (“Oaktree”) business (the “Oaktree Transaction”). Pursuant to the terms of the Oaktree Merger Agreement, the Corporation will acquire all outstanding Class A units of Oaktree (the “Oaktree Class A Units”) for, at the election of Oaktree’s Class A unitholders, either $49.00 in cash or 1.0770 Class A Shares. The Oaktree Transaction is subject to the approval of Oaktree’s unitholders representing at least a majority of the voting interests of Oaktree and other customary closing conditions, including certain regulatory approvals. Oaktree Capital Group Holdings, L.P., which represents approximately 92% of the voting interests of Oaktree, has agreed to vote all of its units in favor of the transaction. The Oaktree Transaction is expected to close in the third quarter of 2019. See “Material Contracts” for additional details regarding the Oaktree Merger Agreement.
2018 Activity
We increased fee bearing capital by approximately 10% to $137.5 billion at year-end; net inflows of $35 billion included $21.8 billion of new commitments to our private funds and co-investments and $13.1 billion to our publicly listed partnerships and public markets funds, which was partly offset by lower market valuations on the capital we manage. During the year, we returned $8.5 billion to our fund partners through dividends and asset sales.
The additional fee bearing capital during the year contributed to a 17% increase in fee revenues from the prior year to $1.4 billion, excluding performance fees. Performance fees during 2018 totaled $278 million compared to $142 million in the prior year. We also generated $600 million of unrealized carried interest on third party capital across our private funds.

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We invested $29.7 billion over the year across our business groups, including $18.7 billion from our publicly listed partnerships, $9.8 billion from our private funds and co-investments, and $1.1 billion in direct investments. Our growth capital backlog was $14.1 billion as at December 31, 2018.
As at December 31, 2018, we had total uncalled private fund commitments of $23.6 billion.
2017 Activity
We increased fee bearing capital by approximately 15% to $125.6 billion at year-end; net inflows of $10.5 billion included $8.3 billion of new commitments to our private funds and $4.9 billion to our publicly listed partnerships and public markets funds. In addition, the market valuation of the capital we manage increased by $11.2 billion. We returned $4.7 billion to our fund partners through dividends and asset sales. We removed $5.7 billion of listed partnership and private fund capital managed by Brookfield Property Partners L.P. (“BPY”) following the privatization of the formerly listed Brookfield Canada Office Properties, and the reclassification of several legacy office funds to BPY in order to simplify our reporting.
The additional fee bearing capital during the year contributed to a 20% increase in fee revenues from the prior year to $1.4 billion in 2017. We also generated $1.3 billion of carried interest on third party capital across our private funds.
We invested $15.4 billion over the year across our business groups, including $5.4 billion from our publicly listed partnerships and $8.8 billion from our private funds and co-investments and increased our internal development project capital backlog to $14.7 billion.
As at December 31, 2017, we had total uncalled private fund commitments of $18.6 billion.
2016 Activity
We increased fee bearing capital by 16% to approximately $110 billion at year-end; net inflows of $17 billion included $15 billion of new commitments to our private funds and $2 billion to our publicly listed partnerships and public markets funds. In addition, the market valuation of the capital we manage increased by $6 billion. We returned $2 billion to our fund partners through dividends and asset sales.
The additional fee bearing capital during the year contributed to a 44% increase in fee revenues from the prior year to $712 million in 2016. We also generated $149 million of carried interest on third party capital across our private funds.
We committed and invested $18 billion over the year across our business groups, including $6 billion from our publicly listed partnerships and $7 billion from our private funds, and increased our internal development project capital backlog to $14 billion.
On June 20, 2016, the Corporation completed its spin off of approximately 21% of Brookfield Business Partners L.P. (“BBU”) by way of a special dividend to holders of the Corporation’s Class A Shares and Class B Limited Voting Shares (“Class B Shares”). BBU is the primary vehicle through which we own and operate the business services and industrial operations of our private equity business group. BBU is the fourth publicly listed flagship affiliate to be externally managed by the Corporation, alongside BPY, Brookfield Infrastructure Partners L.P. (“BIP”), and Brookfield Renewable Partners L.P. (“BEP”).
As at December 31, 2016, we had total uncalled private fund commitments of $20 billion.
Real Estate
2019 Activity - to date
On January 31, 2019, we closed on Brookfield Strategic Real Estate Partners III (“BSREP III”), our global flagship real estate fund, with a total aggregate equity commitment of $15 billion. BPY has committed $1 billion to BSREP III and we have committed $2.75 billion of the total Brookfield commitment of $3.75 billion.
On February 11, 2019, BPY and BPR announced that they formally commenced their substantial issuer bid to purchase up to $405 million of limited partnership units of BPY (“BPY LP Units”) and $95 million of Class A stock of BPR (“BPR Units”), respectively, for a total of $500 million from the unitholders for cash. Also on February 11, 2019, a subsidiary of BPY issued medium term notes for C$350 million at 4.30% per annum, maturing on March 1, 2024. Interest on the notes is payable semi-annually.
2018 Activity
We generated FFO of $1.8 billion during the year, representing a decrease of approximately $218 million compared to the prior year due to a lower level of disposition gains on the sale of mature assets, partially offset by greater contributions from new acquisitions, most notably the privatization of GGP Inc. (“GGP”) as well as higher level of leasing activity across our portfolio.
During 2018, we disposed of or sold partial interests in a number of properties, recognizing $939 million of disposition gains in FFO.

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On February 1, 2018, we acquired a portfolio of extended stay hotels across the U.S. for $764 million. Also on February 1, 2018, we acquired a portfolio of 15 student housing properties servicing 12 university cities in the United Kingdom (“U.K.”) for $752 million.
On March 14, 2018, we sold a 50% interest in Bay Adelaide Centre East and West Towers in Toronto for approximately C$850 million.
On March 30, 2018, we sold the Hard Rock Hotel and Casino in Las Vegas for $510 million.
On July 11, 2018, we sold a portfolio of 112 self-storage properties for $1.3 billion and realized a gain of approximately $292 million.
On August 3, 2018, we acquired a 100% leasehold interest in 666 Fifth Avenue, a commercial office asset in New York, for $1.3 billion.
On August 28, 2018, BPY acquired all of the outstanding shares of common stock of GGP, a U.S. retail shopping business, other than those shares previously held by the partnership and our affiliates, which represented a 34% interest in GGP prior to the acquisition. Pursuant to the transaction, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one BPY LP Unit or one new BPR Unit. As a result of this transaction, 161 million BPR Units and 88 million BPY LP Units were issued to former GGP shareholders.
On November 30, 2018, we sold IDI Logistics, LLC, a U.S. logistics property business for $3.4 million.
On December 7, 2018, we announced the completion of the acquisition of Forest City Realty Trust Inc., with a diversified real estate portfolio across the U.S. for $6.9 billion.
On December 14, 2018, we sold a 49% interest in Fashion Place in Murray, Utah for approximately $594 million.
2017 Activity
We generated FFO of approximately $2 billion during the year, representing an increase of approximately $443 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets, increased level of leasing activity in our core office and core retail portfolios, same-property FFO growth, the incremental contributions from lease commencements at our recently completed developments, as well as incremental contributions from our recent acquisitions to our opportunistic portfolio.
During 2017, we disposed of or sold partial interests in a number of properties, recognizing $1.2 billion of disposition gains in FFO.
On March 9, 2017, we acquired alongside institutional partners a portfolio of 135 manufactured housing communities for consideration of approximately $768 million.
On April 10, 2017, we acquired alongside institutional partners an additional portfolio of student housing properties in the U.K. for £299 million.
On May 5, 2017, we sold our investment in 245 Park Avenue in Midtown New York for net proceeds of approximately $680 million.
On June 30, 2017, we acquired the approximate 17% equity interest in Brookfield Canada Office Properties, a publicly traded real estate investment trust, that we did not already own for C$32.50 per unit.
On October 10, 2017, we exercised all our outstanding warrants of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million. The exercise increased our ownership of GGP at the time from 29% to 34%.
On December 20, 2017, we sold our interest in Gazeley, a European business which owns and operates logistics warehouses and distribution parks, for €2.4 billion.
2016 Activity
We generated FFO of $1.6 billion during the year, representing an increase of approximately $174 million compared to the prior year due to a higher level of disposition gains on the sale of mature assets and an increased level of same-property FFO relating to new investments and positive same-property growth in our office and retail portfolios.
During 2016, we disposed of or sold partial interests in a number of properties, recognizing $707 million of disposition gains in FFO.
On January 4, 2016, we completed the acquisition of Potsdamer Platz in Berlin, Germany with our joint venture partner, an Asian sovereign wealth fund. Potsdamer Platz comprises 17 buildings, 10 streets, and two squares covering a gross area of more than 2,900,000 square feet in the center of Berlin.
On March 22, 2016, we acquired alongside institutional partners Simply Self Storage, one of the largest U.S. self storage operators, for approximately $830 million.

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On April 29, 2016, we acquired alongside institutional partners a portfolio of 13 student housing properties and the associated management platform in the U.K. for $620 million.
On July 6, 2016, we completed the acquisition of the approximate 66% of common shares of Rouse Properties, Inc., a private real estate investment trust, that we did not already own for $18.25 in cash per share, or approximately $700 million.
On November 17, 2016, we acquired alongside institutional partners the Seoul International Finance Center, a mixed-use 5.4 million square foot complex, in Seoul, South Korea, for $2.2 billion.
Renewable Power
2019 Activity - to date
On March 22, 2019, BEP and its institutional partners agreed to invest C$750 million in TransAlta Corporation (“TransAlta”) through the purchase of exchangeable securities, which will be convertible into an equity ownership interest in TransAlta's portfolio of Alberta hydro assets in the future at a value based on a multiple of the future EBITDA of such assets. In addition, subject to certain conditions, Brookfield has committed to purchase TransAlta common shares on the open market over a 24 month period to increase its share ownership in TransAlta to 9%. Completion of the transaction is subject to customary closing conditions and is expected to occur in two tranches: C$350 million is expected to be invested in May 2019 in the form of exchangeable debentures and C$400 million is expected to be invested in October 2020 in the form of redeemable preferred shares. Both securities will have an annual coupon rate of 7% prior to conversion.
2018 Activity
We generated FFO of approximately $328 million during the year, representing an increase of approximately $58 million from the prior year, as a result of a full year contribution from recent acquisitions, favourable price increases and cost reductions which were partially offset by lower generation across same-store assets compared to the prior year which benefited from above average generation.
In January 2018, BEP issued 10 million Class A Preferred Limited Partnership Units, Series 13 (the “Series 13 Preferred Units”), at a price of C$25 per unit, for aggregate gross proceeds of approximately C$250 million ($201 million). The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3%, and (ii) 5%.
On June 11, 2018, we together with our institutional partners acquired additional shares of TerraForm Power, Inc. (“TerraForm Power”), which owns and operates a diverse portfolio of solar and wind assets located primarily in the U.S., and which remains a Nasdaq listed public company sponsored by Brookfield, for $656 million through a private placement for total consideration of $650 million, of which BEP contributed $420 million. The additional shares increased the collective interest of BEP and its institutional partners in TerraForm Power from 51% to 65%, with BEP’s interest in TerraForm Power increasing from 16% to 30%. TerraForm Power used the proceeds of the private placement, along with other sources of capital, to acquire Saeta Yield, S.A., a 1,028 megawatt (“MW”) European solar and wind portfolio.
In September 2018, BEP completed the issuance of C$300 million ($230 million) Series 11 medium-term notes, and BEP’s inaugural green bond, which carry a fixed interest rate of 4.25% and mature in January 2029.
On October 31, 2018, we closed the sale of a 25% interest in a 413 MW portfolio of select Canadian hydroelectric assets for proceeds of approximately $292 million.
2017 Activity
We generated FFO of approximately $270 million during the year, representing an increase of approximately $90 million from the prior year, as a result of higher hydroelectric generation in North America and Colombia and stronger market prices in Brazil, and a full year contribution from our Colombian business.
In July 2017, BEP issued 8.3 million limited partnership units at a price of C$42.15 per unit. In a concurrent private placement, the Corporation purchased 4.9 million limited partnership units of BEP. The aggregate gross proceeds from the offering and the private placement were approximately $550 million, and resulted in the Corporation’s ownership being reduced to 60%, where it currently stands.
On October 16, 2017, we acquired alongside institutional partners a 51% interest in TerraForm Power.
On December 28, 2017, we acquired alongside institutional partners 100% of TerraForm Global, Inc., which owns and operates a diverse portfolio of solar and wind assets located predominantly in Brazil, India and China, for $750 million.

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2016 Activity
We generated FFO of approximately $180 million during the year, representing a decrease of approximately $53 million compared to the prior year due to lower pricing across our renewable power portfolio. No disposition gains were reported for 2016.
On January 22, 2016, we acquired alongside institutional partners (collectively, the “Isagen Consortium”) a 57.6% interest in Isagen S.A. E.S.P. (“Isagen”) from the Colombian government for $2.2 billion. Isagen owns and operates a renewable power portfolio consisting of 3,032 MW of principally hydroelectric generating capacity and a 500 MW development portfolio in Colombia. In May 2016 and September 2016, respectively, we closed two mandatory public tender offers (the “MTOs”), increasing the Isagen Consortium’s ownership interest in Isagen. During 2017, the Isagen Consortium completed the delisting of Isagen from the Colombia Stock Exchange. During 2017 and 2018, the Isagen Consortium acquired further shares from legacy Isagen public shareholders. After giving effect to the MTOs and the acquisition of additional shares, the Isagen Consortium ownership stands at 99.5% as of December 31, 2018.
On April 1, 2016, we acquired alongside institutional partners a 292 MW hydroelectric portfolio in Pennsylvania that is expected to generate 1,100 gigawatt hours (“GWh”) annually for $860 million.
In June 2016, BEP issued 10.7 million limited partnership units at a price of $37.55 per unit. In a concurrent private placement, the Corporation purchased 11.1 million limited partnership units of BEP. The aggregate gross proceeds from the offering and the private placement were $672 million.
Infrastructure
2019 Activity - to date
On March 22, 2019, BIP alongside institutional partners (the “EWPL consortium”) acquired East West Pipeline, a 1,480 kilometer cross-country gas pipeline in India, for approximately $230 million (EWPL consortium total of $960 million).
2018 Activity
We generated FFO of $602 million during the year, representing an increase of $257 million compared to the prior year. This increase is due to initial contributions from recently acquired investments and organic growth from existing operations, as well as realized disposition gains of $244 million relating to the sale of our Chilean electricity transmission business during the first quarter
On March 15, 2018, BIP completed the sale of its 27.8% interest in a Chilean electricity transmission operation to a third party for gross proceeds of $1.3 billion and net proceeds of $1.1 billion.
On May 15, 2018, BIP’s Brazilian regulated gas transmission business completed the issuance of $1.5 billion five-year senior notes in the local market at a rate of 7.1% at the time of issuance. The proceeds of approximately $440 million were distributed to BIP.
On July 4, 2018, BIP alongside institutional partners agreed to acquire Enbridge Inc.’s Western Canadian natural gas gathering and processing business for total consideration of $3.3 billion (BIP’s share of equity, approximately $540 million). The transaction will close in two phases. The facilities subject to provincial regulation reached financial close in October 2018 and the facilities subject to federal regulation are expected to close in mid-2019. Completion of the second phase is subject to certain closing conditions and regulatory approvals. Under BIP’s ownership, the business was renamed NorthRiver Midstream Inc.
On October 16, 2018, BIP alongside institutional partners (the “Enercare consortium”) acquired an effective 30% interest in Enercare Inc., a North American residential energy infrastructure business, for total consideration of $723 million (Enercare consortium total of $2.4 billion). The acquisition was funded through cash consideration of $491 million (Enercare consortium total of $2.2 billion) and $232 million of exchangeable units issued by a subsidiary of BIP (“Exchange LP”) (5.7 million units issued by Exchange LP).
On December 31, 2018, BIP alongside institutional partners (the “Evoque consortium”) acquired an effective 29% interest in AT&T Inc.’s large-scale, multi-tenant data center portfolio for approximately $163 million (Evoque consortium total of $577 million).
2017 Activity
We generated FFO of approximately $345 million during the year, representing a decrease of approximately $29 million due to the absence of disposition gains in the current year, while the prior year’s results included $95 million of these gains. Discounting disposition gains/losses, FFO from our infrastructure business increased by $66 million primarily as a result of acquisitions completed in the year as well as organic growth throughout our portfolio as a result of increased volumes and tariffs.
On April 4, 2017, we acquired alongside institutional partners a 90% controlling interest in NTS, a system of natural gas transmission assets in southeast Brazil, from Petrobas for $5.3 billion.

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On September 15, 2017, BIP (and together with its related entities, “Brookfield Infrastructure Partners”) completed a public offering of 16.6 million limited partnership units at a price of $42.10 per unit. In a concurrent private placement, the Corporation purchased 7.4 million redeemable-exchangeable partnership units of Brookfield Infrastructure Partners’ holding limited partnership. The aggregate gross proceeds from the offering and the private placement were approximately $1 billion, and did not materially impact the Corporation’s ownership, which currently stands at approximately 30%.
On November 17, 2017, we agreed to acquire alongside institutional partners 59.1% of Gas Natural SDG, S.A.’s equity interest in its Columbian natural gas distribution and commercialization business for approximately €482 million. Completion of this transaction is subject to certain closing conditions and regulatory approvals.
2016 Activity
We generated FFO of approximately $374 million during the year, representing an increase of approximately $122 million compared to the prior year due to the contribution from recently acquired investments in addition to internally generated growth across the business. We generated $95 million of disposition gains in 2016 from the sale of a Canadian utilities business, a European gas distribution business, and a toehold interest in an Australian ports business.
On August 18, 2016, Brookfield, in partnership with institutional partners and Qube Holdings Ltd. (together with its institutional partners, “Qube”), acquired all of the outstanding common shares of Asciano Limited (“Asciano”), a port and rail logistics company in Australia, for aggregate cash consideration of A$9.1 billion. Under the transaction terms, we alongside institutional partners acquired: (i) 50% of Asciano’s container terminal operations known as Patrick in a joint venture with Qube and (ii) 100% of Asciano’s port, terminal and supply chain services operations known as BAPS.
On December 2, 2016, BIP completed a public offering of 15.6 million limited partnership units at a price of $32 per unit. In a concurrent private placement, the Corporation purchased 8.1 million redeemable partnership units of Brookfield Infrastructure Partners’ holding limited partnership. The aggregate gross proceeds from the offering and the private placement were $750 million.
Private Equity and Other
This includes activities within our private equity, residential development and service activities businesses.
2019 Activity - to date
On January 31, 2019, we agreed to acquire alongside institutional partners 100% of Healthscope Limited, the second largest private hospital operator in Australia and the largest pathology services provider in New Zealand, for $4.1 billion (A$5.7 billion). Completion of the acquisition remains subject to customary closing conditions, including regulatory approvals, and is expected to occur in the second quarter of 2019.
On March 11, 2019, we agreed to sell alongside institutional partners our 100% ownership interest in BGIS, a leading global provider of facilities management services, to CCMP Capital Advisors, LP for approximately $1 billion. Completion of the transaction remains subject to customary closing conditions and is expected to occur in the second quarter of 2019.
2018 Activity
We generated FFO of approximately $795 million during the year, representing an increase of $462 million from the prior year. Results during the year include the recognition of performance fees paid of $278 million. Excluding the impact of performance fees paid, FFO increased primarily from continued strong pricing in our industrial operations, disposition gains associated with the sale of Quadrant Energy, and improved pricing at Norbord Inc. (“Norbord”), one of the world’s largest producers of oriented strand board in which we own an approximate 42% interest.
On January 23, 2018, together with institutional partners and Great Canadian Gaming Corporation, we entered into a long-term services agreement with the Ontario Lottery and Gaming Corporation to operate certain entertainment facilities in the Greater Toronto Area.
On May 15, 2018, we acquired alongside institutional partners a 75% controlling interest in Schoeller Allibert Group B.V., a European manufacturer of returnable plastic packaging systems, for €205 million.
On August 1, 2018, we acquired alongside institutional partners, 100% of Westinghouse Electric Company, a provider of infrastructure services to the power generation industry, for $3.8 billion.
On November 13, 2018, we agreed to acquire, alongside institutional partners and Caisse de dépôt et placement du Québec, 100% of Johnson Controls’ Power Solutions business for $13.2 billion. This business produces batteries for global automakers and aftermarket distributors and retailers for use in nearly all types of vehicles, including hybrid and electrical models. Completion of this acquisition remains subject to customary closing conditions, including regulatory approvals, and is expected to occur in the second quarter of 2019.

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On November 26, 2018, together with institutional partners we sold Quadrant Energy, an Australian oil and gas exploration and production company, to Santos Limited, a large Australian independent oil and gas producer, for $2.15 billion.
2017 Activity
We generated FFO of approximately $367 million during the year, representing a decrease of $25 million from the prior year. Results during the year include the recognition of performance fees of $142 million, representing 20% of the price increase per BBU unit above the initial threshold of $25. Excluding the impact of performance fees paid, FFO increased from improved pricing in our industrial operations and recent acquisitions, partially offset by lower construction margin.
On April 25, 2017, we acquired alongside institutional partners a 70% controlling interest in Odebrecht Ambiental, Brazil’s largest private water collection, treatment and distribution company, for $768 million.
On July 17, 2017, we acquired alongside with institutional partners Loblaw Companies Limited’s gas station operations for approximately C$540 million.
On September 25, 2017, we acquired alongside institutional partners a 60% stake in Teekay Offshore Partners L.P., a marine energy services business, for approximately $750 million.
On September 26, 2017, BBU (and together with its related entities, “Brookfield Business Partners”) completed a public offering of 13.3 million limited partnership units at a price of $30 per unit. In a concurrent private placement, the Corporation purchased an additional 6.9 million redeemable-exchangeable units of Brookfield Business Partners’ holding limited partnership. The aggregate gross proceeds from the offering and the private placement were approximately $600 million, and resulted in the Corporation’s ownership being reduced from 75% to approximately 68%, where it currently stands.
2016 Activity
We generated FFO of approximately $468 million during the year, as improved pricing and volumes in our oriented strand board business were offset by lower margins and pricing in our Brazilian residential business.
On December 21, 2016, BBU completed a public offering of 8 million limited partnership units at a price of C$32.80 per unit. In a concurrent private placement, the Corporation purchased an additional 8 million redeemable-exchangeable units of Brookfield Business Partners’ holding limited partnership. The aggregate gross proceeds from the offering and the private placement were C$514 million.
Corporate
2018 Activity
On May 18, 2018, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 82.3 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 24, 2018 and is set to expire on May 23, 2019, the Corporation has, as of March 26, 2019, purchased 4,431,414 Class A Shares at an average price of $41.04.
On August 15, 2018, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 20, 2018 and is set to expire on August 19, 2019, the Corporation has, as of March 26, 2019, purchased 7,415 Class A Preference Shares, Series 2 at an average price of C$13.79, 4,090 Class A Preference Shares, Series 4 at an average price of C$13.68, 3,400 Class A Preference Shares, Series 8 at an average price of C$19.54, 3,134 Class A Preference Shares, Series 9 at an average price of C$18.92, 7,604 Class A Preference Shares, Series 13 at an average price of C$13.85, 88,672 Class A Preference Shares, Series 17 at an average price of C$20.36, 80,404 Class A Preference Shares, Series 18 at an average price of C$20.33, 96,102 Class A Preference Shares, Series 24 at an average price of C$18.78, 4,000 Class A Preference Shares, Series 25 at an average price of C$16.96, 100,108 Class A Preference Shares, Series 26 at an average price of C$18.90, 112,610 Class A Preference Shares, Series 28 at an average price of C$16.96, 143,676 Class A Preference Shares, Series 30 at an average price of
C$22.68, 228,469 Class A Preference Shares, Series 32 at an average price of C$23.02, 89,557 Class A Preference Shares, Series 34 at an average price of C$21.36, 85,231 Class A Preference Shares, Series 36 at an average price of C$20.82, 111,116 Class A Preference Shares, Series 37 at an average price of C$21.21, 75,720 Class A Preference Shares, Series 38 at an average price of C$21.07, 146,865 Class A Preference Shares, Series 40 at an average price of C$21.98, 97,300 Class A Preference Shares, Series 42 at an average price of C$21.96, 113,260 Class A Preference Shares, Series 44 at an average price of C$25.71, 154,993 Class A Preference Shares, Series 46 at an average price of C$25.44 and 114,028 Class A Preference Shares, Series 48 at an average price of C$24.44.

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2017 Activity
On May 19, 2017, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 82.9 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 24, 2017 and expired on May 23, 2018, the Corporation purchased 6,123,064 Class A Shares at an average price of $40.57.
On August 16, 2017, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 18, 2017 and expired on August 17, 2018, the Corporation purchased 34,986 Class A Preference Shares, Series 28 at an average price of C$17.59, 2,587 Class A Preference Shares, Series 30 at an average price of C$24.50, 30,625 Class A Preference Shares, Series 44 at an average price of C$26.31 and 104,210 Class A Preference Shares, Series 46 at an average price of C$26.14.
2016 Activity
On May 19, 2016, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 83.8 million Class A Shares, representing at the time approximately 10% of the public float of Class A Shares, through open market purchases on the NYSE and TSX. Under the bid, which commenced on May 21, 2016 and expired on May 20, 2017, the Corporation purchased 2,708,991 Class A Shares at an average price of $34.71.
On August 15, 2016, the Corporation announced the TSX approval of a normal course issuer bid to purchase up to 10% of the public float of each series of the Corporation’s outstanding Class A Preference Shares that are listed on the TSX, through open market purchases on the TSX. Under the bid, which commenced on August 17, 2016 and expired on August 16, 2017, the Corporation purchased 300 Class A Preference Shares, Series 9 at an average price of C$13.80, 49,244 Class A Preference Shares, Series 17 at an average price of C$22.17, 33,842 Class A Preference Shares, Series 18 at an average price of C$22.22, 13,815 Class A Preference Shares, Series 30 at an average price of C$20.92, 50,976 Class A Preference Shares, Series 36 at an average price of C$22.32 and 50,917 Class A Preference Shares, Series 37 at an average price of C$22.65.

10Brookfield Asset Management Inc. - 2018 Annual Information Form

BUSINESS OF THE CORPORATION
Our Business
We are a leading global alternative asset manager with a 120-year history and over $350 billion of assets under management across a broad portfolio of Real Estate, Infrastructure, Renewable Power and Private Equity assets. Our $138 billion in fee bearing capital is invested on behalf of some of the world’s largest institutional investors, sovereign wealth funds and pension plans, along with thousands of individuals.
We provide a diverse product mix of flagship private funds and dedicated public vehicles, which allow investors to invest in our four key asset classes and participate in the strong performance of the underlying portfolio. We invest in a disciplined manner, targeting 12-15% returns with strong downside protection, allowing our investors and their stakeholders to meet their goals and protect their financial futures.

✓	Investment focus
We predominantly invest in real assets across Real Estate, Infrastructure, Renewable Power and Private Equity

✓	Diverse products offering
We offer public and private vehicles to invest across a number of product lines, including core, value-add, opportunistic and credit in both closed-end and long-life vehicles

✓	Focused investment strategies
We invest where we can bring our competitive advantages to bear, such as our strong capabilities as an owner-operator, our large-scale capital and our global reach

✓	Disciplined financing approach
We employ leverage in a prudent manner to enhance returns while preserving capital throughout business cycles
In addition, we maintain significant invested capital on the Corporation’s balance sheet where we invest alongside our investors. This capital generates annual cash flows that enhance the returns we earn as an asset manager, creates a strong alignment of interest, and allows us to bring the following strengths to bear on all our investments.

1.	Large-scale capital
We have over $350 billion in assets under management and $138 billion in fee bearing capital

2.	Operating expertise
We have more than 100,000 operating employees worldwide who maximize value and cash flows from our operations

3.	Global presence
We operate in more than 30 countries around the world
Our financial returns are represented by the combination of the earnings of our asset manager as well as capital appreciation and distributions from our invested capital. Our primary performance measure is FFO which we use to evaluate the performance of our segments.
Principal Business Activities
Our operations are organized into our asset management business, five operating groups and our corporate activities, which collectively represent seven operating segments for internal and external reporting purposes. We measure operating performance primarily using FFO generated by each operating segment and the amount of capital invested by the Corporation in each segment using common equity. Common equity relates to invested capital allocated to a particular business segment which we use interchangeably with segment common equity. To further assess operating performance for our Asset Management segment we also provide unrealized carried interest which represents carried interest generated on unrealized changes in value of our private fund investment portfolios.
Our operating segments are global in scope and are as follows:

i.
Asset management operations include managing our listed partnerships, private funds and public securities on behalf of our investors and ourselves. We generate contractual base management fees for these activities as well as incentive distributions and performance income, including performance fees, transaction fees and carried interest. Common equity in our asset management segment is immaterial.

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ii.	Real estate operations include the ownership, operation and development of core office, core retail, LP investments and other properties.

iii.	Renewable power operations include the ownership, operation and development of hydroelectric, wind, solar, storage and other power generating facilities.

iv.	Infrastructure operations include the ownership, operation and development of utilities, transport, energy, data infrastructure and sustainable resource assets.

v.	Private equity operations include a broad range of industries, and are mostly focused on business services, infrastructure services and industrial operations.

vi.	Residential development operations consist of homebuilding, condominium development and land development.

vii.
Corporate activities include the investment of cash and financial assets, as well as the management of our corporate leverage, including corporate borrowings and preferred equity, which fund a portion of the capital invested in our other operations. Certain corporate costs such as technology and operations are incurred on behalf of our operating segments and allocated to each operating segment based on an internal pricing framework.

In assessing results, we separately identify the portion of FFO and common equity within our segments that relate to our primary listed partnerships: BPY, BEP, BIP and BBU. We believe that identifying the FFO and common equity attributable to our listed partnerships enables investors to understand how the results of these public entities are integrated into our financial results and is helpful in analyzing variances in FFO between reporting periods. Additional information with respect to these listed partnerships is available in their public filings. We also separately identify the components of our asset management FFO and realized disposition gains included within the FFO of each segment in order to facilitate analysis of variances in FFO between reporting periods.
Asset Management
Business Overview:

•	We manage $138 billion of fee bearing capital, including $70 billion in private funds, $54 billion in listed partnerships and $13 billion within our public securities group.

•	We earn recurring long-term base management fees and generate performance fees from managing private funds, listed partnerships and public securities on behalf of investors.

•
We earn performance fees in the form of carried interest when achieving target returns in our funds and incentive distributions when distributions (for BPY, BEP and BIP) or unit price (for BBU) exceed pre-determined thresholds.

Operations:
Private Funds ($70 billion of fee bearing capital)

•
We manage our fee bearing capital through 42 active private funds across our major asset classes: real estate, infrastructure/renewable power and private equity. These funds include core, credit, value-add and opportunistic closed-end funds and core long-life funds. These are primarily invested in the equity of private companies, although in certain cases, are invested in publicly traded equities. Our credit strategies invest in debt of companies in our areas of focus.

•
We refer to our largest private fund series as our flagship funds. We have flagship funds within each of our major asset classes: Real Estate (BSREP series), Infrastructure (BIF series, which includes infrastructure and renewable power investments) and Private Equity (BCP series).

•	Closed-end private fund capital is typically committed for 10 years from the inception of the fund with two one-year extension options.

•	Long-life private funds are perpetual vehicles that are able to continually raise capital as new investments arise.

•
We are compensated for managing these private funds through base management fees, which are generally determined on committed capital during the investment period and invested capital thereafter. We are entitled to receive carried interest on these funds, which represents a portion of fund profits above a preferred return to investors.

Listed Partnerships ($54 billion of fee bearing capital)

•	We manage fee bearing capital through publicly listed perpetual capital entities, including BPY, BEP, BIP, BBU, TerraForm Power and Acadian Timber Corp. (“Acadian”).

12Brookfield Asset Management Inc. - 2018 Annual Information Form

•
We are compensated for managing these entities through (i) base management fees, which are primarily determined by the market capitalization of these entities; and (ii) incentive distributions or performance fees.

•
Incentive distributions for BPY, BEP, BIP, TerraForm Power and Acadian are a portion of the increases in distributions above predetermined hurdles. Performance fees for BBU are based on increases in the unit price of BBU above an escalating threshold.

Public Securities ($13 billion of fee bearing capital)

•	We manage our fee bearing capital through numerous funds and separately managed accounts, focused on fixed income and equity securities.

•	We act as advisor and sub-advisor, earning both base and performance fees.
Real Estate
Business Overview:

•
We own and operate real estate assets primarily through a 54% (51% fully diluted) economic ownership interest in BPY and a 27.5% interest in a portfolio of operating and development assets in New York.

•	BPY is listed on the Nasdaq and TSX and had a market capitalization of $17.1 billion as at December 31, 2018.

•	BPY owns real estate assets directly as well as through private funds that we manage.
Operations:
Core Office

•	We own interests in and operate commercial office assets in gateway markets around the globe, consisting of 142 premier properties totaling 96 million square feet of office space.

•	The properties are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto and Berlin.

•	We also develop properties on a selective basis; active development projects consist of seven office and eight multifamily sites, totaling 10 million square feet.
Core Retail

•	We own interests in and operate 124 best-in-class malls and urban retail properties in the United States, totaling 121 million square feet.

•	Our portfolio consists of 100 of the top 500 malls in the U.S.

•	Our retail mall portfolio has a development and redevelopment pipeline that exceeds $1 billion of development costs on a proportionate basis.
LP Investments

•
We own and operate global portfolios of real estate investments through our opportunistic real estate funds, which are targeted to achieve higher returns than our core office and core retail portfolios.

•	We invest in mispriced portfolios and/or properties with significant value-add opportunities.

•
Our LP Investments portfolios consist of high-quality assets with operational upside across the multifamily, triple net lease, hospitality, office, retail, mixed-use, self-storage, manufactured housing and student housing sectors.

Renewable Power
Business Overview

•	We own and operate renewable power assets primarily through a 61% ownership interest in BEP, which is listed on NYSE and TSX and had a market capitalization of $8.1 billion at December 31, 2018.

•	BEP owns one of the world’s largest publicly traded renewable power portfolios.

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Operations
Hydroelectric

•
We own, operate and invest in 218 hydroelectric generating stations on 82 river systems in North America, Brazil and Colombia. Our hydroelectric operations have 7,906 MW of installed capacity and long-term average generation (“LTA”) of 20,033 GWh on a proportionate basis.

Wind

•	Our wind operations include 106 wind facilities globally with 4,448 MW of installed capacity and LTA generation of 5,372 GWh on a proportionate basis.
Solar

•	Our solar operations include 545 solar facilities globally with 1,787 MW of installed capacity and 974 GWh of LTA generation on a proportionate basis.
Storage

•	Our storage operations have 2,698 MW of installed capacity at four pumped storage facilities in North America and Europe.
Energy Contracts

•
We purchase a portion of BEP’s power generated in North America (predominantly in New York) pursuant to a long-term contract at predetermined prices, thereby increasing the stability of BEP’s revenue profile.

•
We sell the power into the open market and also earn ancillary revenues, such as capacity fees and renewable power credits and premiums. This provides us with increased participation in future increases or decreases in power prices.

•
We substantially transferred our North American energy marketing function (formerly Brookfield Energy Marketing Inc.) to BEP on October 31, 2018 along with our long-term power contract in Ontario. BEP will assume all the benefits of the contract, some of which previously accrued to us. This transfer was paid for by a reduction of the price paid to BEP on the New York contract which we continue to hold. Under the New York contract, we are required to purchase power that BEP generates at certain of its New York assets at a fixed price. Based on LTA, we will purchase approximately 3,600 GWh of power each year. The fixed price that we are required to pay BEP will gradually step down over time resulting in an approximate $20/MWh reduction by 2026 until the contract expiry in 2046.

Infrastructure
Business Overview

•
We own and operate infrastructure assets primarily through our approximate 30% economic ownership interest in BIP, which is listed on NYSE and TSX and had a market capitalization of $13.4 billion at December 31, 2018.

•	BIP is one of the largest globally diversified owners and operators of infrastructure in the world.

•	We also have direct investments in sustainable resource operations.
Principal Operations
Utilities

•
Our regulated transmission business includes approximately 2,000 km of natural gas pipelines in Brazil, approximately 2,200 km of transmission lines in North and South America, and approximately 2,700 km of greenfield electricity transmission under development in South America.

•	We own and operate 6.6 million connections, predominantly electricity and natural gas connections, and 1.1 million smart meters in our regulated distribution business.

•	Our regulated terminal operations includes approximately 85 million tons per annum of coal handling capacity.

•	These businesses typically generate long-term returns on a regulated or contractual asset base which increase with capital we invest to upgrade and/or expand our systems.

14Brookfield Asset Management Inc. - 2018 Annual Information Form

Transport

•	We operate approximately 5,500 km of railroad track in Western Australia and approximately 4,800 km of railroad track in South America.

•	Our toll road operations includes approximately 4,200 km of motorways in Brazil, Chile, Peru and India.

•	Our ports operations include 37 terminals in North America, the U.K., Australia and across Europe.

•
These operations are comprised of networks that provide transportation for freight, bulk commodities and passengers, for which we are paid an access fee. This includes businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports.

Energy

•	We own and operate approximately 15,000 km of natural gas transmission pipelines, primarily in the U.S., and 600 billion cubic feet of natural gas storage in the U.S. and Canada.

•
In our district energy business, we deliver approximately 3.4 million pounds per hour of heating and 336,000 tons of cooling capacity, as well as servicing approximately 24,900 natural gas, water and wastewater connections.

•
These operations are comprised of businesses, typically unregulated or subject to price ceilings, that provide energy transmission and storage services, with profitability based on the volume and price achieved for the provision of these services.

Data Infrastructure

•	We own and operate approximately 7,000 multi-purpose communication towers and active rooftop sites and 5,500 km of fiber backbone located in France.

•	In our data storage business, we manage 33 data centers with 1.3 million square feet of raised floors and 103 MW of critical load capacity.

•	These businesses provide essential services and critical infrastructure to media broadcasting and telecom sectors and are secured by long-term inflation-linked contracts.
Private Equity and Other
Business Overview

•	We own and operate private equity assets primarily through our 68% interest in BBU. BBU is listed on NYSE and TSX and had a market capitalization of $3.9 billion at December 31, 2018.

•	BBU focuses on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

•	We also own certain businesses directly, including a 42% interest in Norbord which is one of the world’s largest producers of oriented strand board.
Operations
Business Services

•
We own and operate a road fuel distribution and marketing business with significant import and storage infrastructure, provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada and facilities management services for corporate and government investors with over 300 million square feet of managed real estate.

•
We provide contracting services with a focus on high-quality construction of large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts, whereby we take responsibility for design, program, procurement and construction at a defined price. Our backlog currently stands at $8 billion, with a weighted average remaining project life of 1.8 years.

•	Other operations in our business services include entertainment facilities in the Greater Toronto Area and a provider of high speed fixed wireless broadband in rural Ireland.

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Infrastructure Services

•
We are the leading provider of services to the global power generation industry, which includes providing original equipment or technology for approximately 50% of global nuclear capacity and servicing two thirds of the world’s nuclear reactors.

•	We also provide services to the offshore oil production industry, operating in northern Europe and Brazil.
Industrial Operations

•	Our industrial portfolio is comprised of capital intensive businesses with significant barriers to entry that require technical operating expertise.

•	We own and operate a leading manufacturer of a broad range of high quality graphite electrodes.

•	We own a water distribution, collection and treatment business which operates through long-term concessions and public-private partnerships, and services 15 million customers in Brazil.

•
Our mining activities include interests in specialty metal and aggregates mining operations in Canada, including a palladium mine in northern Ontario with approximately 15,000 tonnes per day palladium production.

•	We own and operate a natural gas exploration and production business, and a contract drilling and well servicing business in western Canada.
Residential
Business Overview

•	Our residential development businesses operate predominantly in North America and Brazil.

•	Our North American business is conducted through Brookfield Residential Properties Inc., is active in 12 principal markets in Canada and the U.S. and controls over 88,000 lots.

•
Our Brazilian business includes construction, sales and marketing of a broad range of residential and commercial office units, with a primary focus on middle income residential units in Brazil’s largest markets of São Paulo and Rio de Janeiro.

Corporate Activities
Business Overview

•
Our corporate activities consist of allocating capital to our operating business groups, principally through our listed partnerships (BPY, BEP, BIP and BBU) and directly held investments. We also support the development of new private fund products and can support transactions initiated by our subsidiaries. We fund this capital from free cash flow generation and the issuance of corporate borrowings and preferred shares.

•	We also hold cash and financial assets as part of our liquidity management operations and enter into financial contracts to manage our foreign currency and interest rate risks.
Financing Strategy
We manage our liquidity and capitalization on a group-wide basis; however, it is organized into three principal tiers:

i)	The Corporation:

•	Strong levels of liquidity are maintained to support growth and ongoing operations.

•	Capitalization consists of a large common equity base, supplemented with perpetual preferred shares, long-dated corporate bonds and, from time to time, draws on our corporate credit facilities.

•	Negligible guarantees are provided on the financial obligations of listed partnerships and managed funds.

•	High levels of cash flows are available after common share dividends.

ii)	Our listed partnerships (BPY, BEP, BIP and BBU):

•	Strong levels of liquidity are maintained at each of the listed partnerships to support their growth and ongoing operations.

•	Listed partnerships are intended to be self-funding with stable capitalization through market cycles.

16Brookfield Asset Management Inc. - 2018 Annual Information Form

•	Financial obligations have no recourse to the Corporation.

iii)	Managed funds, or operating asset level in directly held investments:

•	Each underlying investment is typically funded on a standalone basis.

•	Fund level borrowings are generally limited to subscription facilities which are backed by the capital commitments to the fund.

•	Financial obligations have no recourse to the Corporation.
The following are key elements of our capital strategy:

•
Maintain significant liquidity at the corporate level, primarily in the form of cash, financial assets and undrawn credit lines. Ensure our listed partnerships can finance their operations on a standalone basis without recourse to or reliance on the Corporation.

•
Structure our borrowings and other financial obligations to provide a stable capitalization at levels that are attractive to investors, are sustainable on a long-term basis and can withstand business cycles.

•
The vast majority of this debt is at investment-grade levels, however, periodically, we may borrow at sub-investment grade levels in certain parts of our business where the borrowings are carefully structured and monitored.

•	Provide recourse only to the specific businesses or assets being financed, without cross-collateralization or parental guarantees.

•	Match the duration of our debt to the underlying leases or contracts and match the currency of our debt to that of the assets such that our remaining exposure is on the net equity of the investment.
Operating Capabilities
Operating Expertise
We have more than 100,000 operating employees worldwide who are instrumental in maximizing the value and cash flows from our operations.
We believe that real operating experience is essential in maximizing efficiency and productivity – and ultimately, returns. We do this by maintaining a culture of long-term focus, alignment of interest and collaboration through the people we hire and our operating philosophy. This in-house operating expertise developed through our heritage as an owner-operator is invaluable in underwriting acquisitions and executing value-creating development and capital projects.
Raise Capital
As an asset manager, the starting point is forming new funds and other investment products to which investors are willing to commit capital. This will, in turn, provide us with capital to invest and the opportunity to earn base management fees and performance-based returns such as incentive distributions and carried interest. Accordingly, we create value by increasing the amount of fee bearing capital and by achieving strong investment performance that leads to increased cash flows and asset values.
Identify and Acquire High-Quality Assets
We follow a value-based approach to investing and allocating capital. We believe our disciplined approach, global reach and our expertise in recapitalizations and operational turnarounds enable us to identify a wide range of potential opportunities, some of which are challenging for others to pursue, and allow us to invest at attractive valuations and generate superior returns. We also have considerable expertise in executing large development and capital projects, providing additional opportunities to deploy capital.
Secure Long-Term Financing
We finance our operations primarily on a long-term, investment-grade basis, and most of our capital consists of equity and standalone asset-by-asset financing with minimal recourse to other parts of the organization. We utilize relatively modest levels of corporate debt to provide operational flexibility and optimize returns. This provides us with considerable stability, improves our ability to withstand financial downturns and enables our management teams to focus on operations and other growth initiatives.
Enhance Value and Cash Flows Through Operating Expertise
Our operating capabilities enable us to increase the value of the assets within our businesses and the cash flows they produce, and they protect capital better in adverse conditions. Our operating expertise, development capabilities and effective financing can help ensure that an investment’s full value creation potential is realized by optimizing operations and development projects. We believe this is one of our most important competitive advantages as an asset manager.

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Realize Capital from Asset Sale or Refinancings
We actively monitor opportunities to sell or refinance assets to generate proceeds that we return to investors in the case of limited life funds and redeploy to enhance returns in the case of perpetual entities. In many cases, returning capital from private funds completes the investment process locking in investor returns and giving rise to performance income.
Our Operating Cycle Leads to Value Creation
We create value from earning robust returns on our investments that compound over time and grow our fee bearing capital. By generating value for our investors and shareholders, we increase fees and carried interest received in our asset management business and grow cash flows that compound value in our invested capital.
Risk Management
Our Approach

Focus on Risk Culture Maintain an effective risk culture that aligns our business strategy and activities with our risk appetite	Shared Execution Business and functional groups are primarily responsible for identifying and managing risks within their business	Oversight & Coordination Consistent approach and practices across business and functional groups, with coordinated management of common risks

Managing risk is an integral part of our business. We have a well-established and disciplined risk management approach that is based on clear operating methods and a strong risk culture. Brookfield’s risk management program emphasizes the proactive management of risks, with a view to ensure that we have the necessary capacity and resilience to respond to changing environments by evaluating both current and emerging risks. We have implemented a risk management framework and methodology that is designed to enable comprehensive and consistent management of risk across the organization.
We use a thorough and integrated risk assessment process to identify and evaluate risk areas across the business, such as reputation, regulatory, human capital, technology, climate change, foreign exchange and other strategic, operational, and financial risks. Management and mitigation approaches and practices are tailored to the specific risk areas and executed by business and functional groups for their businesses, with appropriate coordination and oversight through monitoring and reporting processes.
Employees
We have approximately 750 investment professionals and 100,000 operating employees in more than 30 countries around the world.

18Brookfield Asset Management Inc. - 2018 Annual Information Form

CODE OF BUSINESS CONDUCT AND ETHICS
We have a Code of Business Conduct and Ethics (the “Code”) that sets out the expected conduct of our directors, officers and employees, and those of the Corporation’s subsidiaries and controlled affiliates, in relation to honesty, integrity and compliance with all legal and regulatory requirements. The Corporation’s board of directors (the “Board of Directors” or “Board”) approved the Code on March 1, 2019. Copies of the Code are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at www.sec.gov/edgar, and may also be obtained on our website at www.brookfield.com under “Shareholders/Brookfield Asset Management/Corporate Governance/Governance Documents.”
BUSINESS ENVIRONMENT AND RISKS
Our businesses continuously face certain micro- and macro-economic risks that could adversely impact our financial condition, results of operations and equity value. For information about risk factors related to Brookfield and its businesses, reference is made to the section entitled “Business Environment and Risks” on pages 93 to 107 of our Consolidated Financial Statements and Management Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2018, which pages are incorporated by reference in this Annual Information Form and available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE MANAGEMENT
We believe that acting responsibly toward our stakeholders is fundamental to operating a productive, profitable and sustainable business. This is consistent with our philosophy of conducting business with a long-term perspective in a sustainable and ethical manner. Our bottom line is that having robust environmental, social and governance (“ESG”) principles and practices is good business for a wide variety of reasons. Accordingly, we have embedded ESG principles and practices into both our asset management activities and underlying business operations.
We incorporate ESG factors into our investment decisions, starting with the due diligence of a potential investment through to the exit process. During the initial due diligence phase, we utilize our operating expertise to identify material ESG opportunities or risks relevant to the potential investment and then perform a deeper due diligence if required, where we utilize internal experts and, as needed, third-party consultants. All investments made by Brookfield must be approved by our investment committees based on a set of predetermined criteria that evaluate potential risks, mitigants and opportunities. ESG matters are part of this evaluation, including anti-bribery and corruption, health and safety, environmental and social considerations.
As part of each acquisition, the investment teams create a tailored integration plan that, among other things, includes material ESG-related matters for review or execution. ESG risks and opportunities are actively managed by the portfolio companies with oversight from the investment team responsible for the investment. This recognizes the importance of local expertise, which provides valuable insight given the wide range of asset types and locations in which we invest, coupled with the broad Brookfield investment expertise. We believe there is a strong correlation between actively managing these considerations effectively and enhancing investment returns.
With respect to environmental considerations, we believe that our operating businesses are well positioned as the world transitions toward lower carbon and more sustainable economies. Our renewable power business is one of the largest pure-play global owners and operators of hydroelectric, wind and solar generation facilities and is committed to supporting the global transition toward a low-carbon economy; we also benefit by having negligible fossil fuel inputs and enhanced revenues. Further, we are one of the world’s largest owners of real estate; our office and retail portfolios are heavily weighted towards properties that meet high environmental sustainability standards consistent with the expectations of our tenants, which enhances rental revenues and lowers operating costs. Our infrastructure and private equity businesses include a wide variety of businesses, many of which are well positioned to have a positive environmental impact and benefit from our focus on operational efficiency, including energy efficiency.
Regarding the management of social considerations, we would not be able to operate our businesses without our approximately 100,000 operating employees and 1,700 employees within our asset management operations. Therefore, we are constantly focused on human capital development. We believe that diversity adds significant benefits to a workplace and so we are continuing to introduce measures to increase diversity. Diversity is about having a workplace that reflects a variety of perspectives, but a diverse work environment is not enough. We also are focused on maintaining an inclusive environment—meaning one in which all are encouraged to contribute, enabling the organization as a whole to benefit from different perspectives in order to achieve better business outcomes.
We also recognize that we must be positive contributors to the communities in which we operate and not just an employer. We encourage and support numerous community and philanthropic initiatives across Brookfield, and we believe that these programs have a positive impact not just on the communities but on our many employees that participate.

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Finally, we understand that good governance is critical to sustainable business operations. We have developed a comprehensive governance framework across Brookfield. This is greatly assisted by operating through public companies, including the Corporation as well as within the regulatory requirements of a global asset manager. Governance extends to all facets of our activities, including those related to ESG matters. We maintain a committee of senior executives representing each of our major business operations to coordinate ESG initiatives across our business groups, share best practices and encourage a firm-wide effort to constantly improve our activities in these regards. While the Board has always had oversight over ESG matters, in 2018, the Board formally embedded ESG management into the various board and committee mandates to acknowledge these areas as priorities, as discussed below.
2018 Highlights
In 2018, we embedded ESG management into the Board of Directors Charter, as well as the Charter for the Governance and Nominating Committee, which allows for more formal director engagement with respect to our ESG initiatives. This ensures that sustainability is a priority and is explicitly addressed in our long-term business strategy and risk management.
We are taking specific actions to better measure our greenhouse gas (“GHG”) emissions. Our renewable power business now measures its scope 1 and 2 GHG emissions globally. In 2018, which represents the base-year calculation, BEP’s global gross carbon intensity was measured to be one of the lowest among comparable power companies. Our North American core office business, U.S. retail and our London office businesses also measure their GHG emissions and report their results annually to the Global Real Estate Sustainability Benchmark, or GRESB, a leading sustainability assessment tool. In 2018, all three businesses maintained their GRESB Green Star rating.
Another environmental focus area is the recycling and reduction of waste across our operating businesses. Many of our real estate, infrastructure and private equity businesses have either launched innovative programs in this area or continued to improve their waste reduction measures. These initiatives span groundbreaking programs, such as the removal of plastic waste from the ocean at our U.K. ports business and the commitment by our London office business to becoming the world’s first plastic-free commercial center, to ongoing waste reduction and recycling initiatives.
We are becoming more active in sustainable finance initiatives. In 2018, BEPs issued C$300 million in corporate green bonds and developed the Brookfield Renewable Green Bond Framework, which defines the investments that are eligible for green bond issuance and how performance will be measured. Sustainalytics, a leading global provider of ESG ratings, confirmed its view that the framework aligns to its 2018 Green Bond Principles. The growing green bond market allows debt investors to participate in the financing of sustainable products, and we plan to offer additional green bond issuances.
We continue to implement measures to improve diversity within our employee base. We have now formalized our requirement that candidate pools be sufficiently diverse as part our recruiting process. Further, we have broadened the number of activities that promote and support success for our female employees.
Recently, we released a Positive Work Environment Policy, which consolidates our previous regional harassment policies into one global policy and sets a consistent and high standard across all our jurisdictions by explicitly expressing our commitment to maintaining a workplace free from discrimination, violence and harassment. Each employee is required to report any actions or incidents that they witness or experience that are in violation of this policy.
In recent years, data privacy and cybersecurity have become key ESG priorities for global companies. At Brookfield, we have continued to focus on strengthening our processes in this area through a number of measures. For example, we have established an information security steering committee, which ensures that our cybersecurity efforts are aligned across the organization. In addition, our cybersecurity program consists of key internal and external initiatives ranging from regular scanning of our data systems for vulnerabilities to improving our employees’ cybersecurity awareness through mandatory firm-wide training.
CORPORATE GOVERNANCE PRACTICES
On behalf of all shareholders, the Board of Directors and management of the Corporation are committed to excellence in corporate governance at all levels of the organization. We believe the Corporation’s directors are well equipped to represent the interests of the Corporation and its shareholders, with an independent chair leading a board that features global business experience, diversity and proven governance skills. We continually strive to ensure that we have sound governance practices to maintain investor confidence. We constantly review our approach to governance in relation to evolving legislation, guidelines and best practices. Our Board of Directors is of the view that our corporate governance policies and practices and our disclosure in this regard are appropriate, effective and consistent with the guidelines established by Canadian and U.S. securities regulators.
Our Board of Directors believes that communication with shareholders is a critical element of good governance and the Board encourages all shareholders to express their views, including by way of an advisory shareholder resolution on executive compensation which is voted on annually by holders of Class A Shares.
The Corporation outlines its commitment to good governance in the Statement of Corporate Governance Practices (the “Statement”) that is published each year in the Corporation’s Management Information Circular (the “Circular”) and mailed to shareholders who request it. The Statement is also available on our website, www.brookfield.com, at “Shareholders/Brookfield Asset Management/Corporate Governance/Governance Documents.”
Shareholders can also access the following documents that outline our approach to governance on our website: the Board of Directors Charter, the Charter of Expectations for Directors, the Charters of the Board’s four Standing Committees (Audit, Governance and Nominating, Management Resources and Compensation and Risk Management), Board Position Descriptions, our Corporate Disclosure Policy and our Code.

20Brookfield Asset Management Inc. - 2018 Annual Information Form

DIRECTORS AND OFFICERS
Directors of the Corporation
The Corporation’s directors are elected annually and hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. As of the date of this Annual Information Form, the Board is comprised of the 16 directors set forth below. Certain principal information for each of the current directors is included. Each director has been appointed to serve until the Annual Meeting of Shareholders to be held on June 14, 2019 or until his or her successor is elected or appointed.
Directors

Name, Municipality of Residence	Director Since	Principal Occupation
M. ELYSE ALLAN (1) (2) (5) Toronto, Ontario, Canada	2015	Former President and Chief Executive Officer, General Electric Canada Company Inc. and former Vice-President, General Electric Co., a global digital industrial company
JEFFREY M. BLIDNER Toronto, Ontario, Canada	2013	Vice Chair, Brookfield Asset Management Inc.
ANGELA F. BRALY (1) (2) Indianapolis, Indiana, U.S.A.	2015	Former Chair, President and Chief Executive Officer of WellPoint Inc. (now known as Anthem Inc.), a health benefits company
JACK L. COCKWELL Toronto, Ontario, Canada	1979	Corporate Director
MARCEL R. COUTU (1) (2) (4) Calgary, Alberta, Canada	2006	Former President and Chief Executive Officer, Canadian Oil Sands Limited, the largest investor in the Syncrude Joint Venture
MURILO FERREIRA (1) (5) Rio de Janeiro, Brazil	2017	Former Chief Executive Officer of Vale SA, a Brazilian multinational corporation engaged in metals and mining
J. BRUCE FLATT London, U.K. New York, New York, U.S.A. Toronto, Ontario, Canada	2001	Chief Executive Officer, Brookfield Asset Management Inc.
ROBERT J. HARDING Toronto, Ontario, Canada	1992	Former Chair, Brookfield Asset Management Inc.
MAUREEN KEMPSTON DARKES (1) (4) (5) Lauderdale-by-the-Sea, Florida, U.S.A. Toronto, Ontario, Canada	2008	Corporate Director and former President, Latin America, Africa and Middle East, General Motors Corporation, a motor vehicle manufacturer
BRIAN D. LAWSON Toronto, Ontario, Canada	2018	Chief Financial Officer, Brookfield Asset Management Inc.
THE HON. FRANK J. MCKENNA (1) (3) Cap-Pelé, New Brunswick, Canada Toronto, Ontario, Canada	2006	Chair, Brookfield Asset Management Inc. and Deputy Chair, TD Bank Group, a financial institution
RAFAEL MIRANDA (1) (2) Madrid, Spain	2017	Corporate Director and former Chief Executive Officer of Endesa, S.A., the largest electric utility company in Spain
YOUSSEF A. NASR (1) (5) Beirut, Lebanon	2010	Corporate Director and former Chair and Chief Executive Officer of HSBC Middle East Ltd. and former President of HSBC Bank Brazil, a financial institution
LORD O’DONNELL London, U.K.	2013	Chair of Frontier Economics, a microeconomics consultancy, and a senior advisor to Brookfield in Europe
SEEK NGEE HUAT (1) (3) Singapore	2012	Former Chair of the Latin American Business Group, Government of Singapore Investment Corporation, a sovereign wealth fund
DIANA L. TAYLOR (1) (3) (4) New York, New York, U.S.A.	2012	Former Vice Chair, Solera Capital LLC, a mid-market private equity firm
(1)    Independent Director
(2)    Member of the Audit Committee
(3)    Member of the Governance and Nominating Committee
(4)    Member of the Management Resources and Compensation Committee
(5)    Member of the Risk Management Committee

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Each of the directors has had the principal occupation referred to opposite his or her name during the past five years, except Mr. Marcel Coutu, who was the President and Chief Executive Officer of Canadian Oil Sands Limited from 2001 to 2013, and Mr. Blidner, who prior to his appointment in 2017 as Vice Chair was Senior Managing Partner of the Corporation.
Ms. Kempston Darkes was Group Vice-President and President, Latin America, Africa and Middle East, General Motors Corporation when the company filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in June 2009. Messrs. Cockwell and Harding were directors of Fraser Papers Inc. (“Fraser”) until April 2009. Fraser voluntarily applied and obtained an order for creditor protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under the CCAA that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.
Executive Officers of the Corporation
The names of the executive officers of the Corporation as at March 26, 2019, their location of residence, their current offices and their dates of appointment are shown in the following table:
Executive Officers

Name	Residence	Current Office	Date of Appointment
J. BRUCE FLATT	London, U.K. New York, New York, U.S.A. Toronto, Ontario, Canada	Managing Partner and Chief Executive Officer	2002
BRIAN W. KINGSTON	New York, New York, U.S.A.	Managing Partner	2007
BRIAN D. LAWSON	Toronto, Ontario, Canada	Managing Partner and Chief Financial Officer	2002
CYRUS MADON	Toronto, Ontario, Canada	Managing Partner	2005
LORI PEARSON	Toronto, Ontario, Canada	Managing Partner and Chief Operating Officer	2016
SAMUEL J.B. POLLOCK	Toronto, Ontario, Canada	Managing Partner	2003
SACHIN G. SHAH	Toronto, Ontario, Canada	Managing Partner	2014
JUSTIN B. BEBER	Toronto, Ontario, Canada	Managing Partner, Head of Corporate Strategy and Chief Legal Officer	2018
Each of the executive officers has had the principal occupation referred to opposite his or her name during the past five years, except Ms. Pearson, who prior to her appointment in 2016 as Chief Operating Officer was a Managing Partner of the Corporation, and Mr. Beber, who prior to his appointment in 2018 as Head of Corporate Strategy and Chief Legal Officer was a Managing Partner of the Corporation.
Mr. Pollock was a director of Fraser until February 2011. As described above, Fraser voluntarily applied for and obtained an order for creditor protection under the CCAA in June 2009, and on February 10, 2011, an Ontario court sanctioned an amended plan of compromise and arrangement under that statute that provided for, among other things, the sale of most of Fraser’s remaining property and the making of distributions to Fraser’s creditors.
Brookfield Share Ownership of Directors and Executive Officers
As at March 26, 2019, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, approximately 34 million Class A Shares, representing 3.5% of the Corporation’s issued and outstanding shares of this class. In addition, directors and executive officers of the Corporation held pro rata interests beneficially through Partners Limited, Partners Value Investments LP (“PVI”) and the Corporation’s escrowed share program, which totalled approximately 77 million Class A Shares, representing 7.7% of the Corporation’s issued and outstanding Class A Shares at the same date.

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In terms of ownership in the Corporation’s principal subsidiaries, as at March 26, 2019, directors and executive officers of the Corporation collectively owned, or controlled or directed, directly or indirectly, 893,861 units of BBU, 701,211 units of BIP, 2,526,239 units of BPY, 128,755 units of BEP and 45,000 shares of Class A stock of BRP, representing less than 1% of the issued and outstanding securities of each of these classes, respectively.
All of the Class B Shares are owned directly by Partners Limited, which entitle it to, among other things, elect one-half of the directors of the Corporation. None of the Corporation’s directors or executive officers own directly any of the Corporation’s Class B Shares.
Partners Limited and Partners Value Investments LP
Executive officers and certain directors of the Corporation own interests in Class A Shares directly, through share ownership plans and through Partners Limited and PVI. Partners Limited is a private Ontario corporation formed in 1995 whose principal business mandate is to hold shares of the Corporation, directly and indirectly, for the long term. PVI is a limited partnership listed on the TSX Venture Exchange whose primary business purpose is to provide its unitholders with an efficiently financed ownership interest in Class A Shares and to invest additional financial resources in a diversified portfolio of financial assets to enhance return on capital.
The shareholders of Partners Limited and PVI include, directly and indirectly, directors and senior executives of Brookfield, in addition to a limited number of former senior executives (collectively, the “Partners”), including all of the Corporation’s executive officers and one of its non-management directors, Mr. Jack Cockwell. As at December 31, 2018, there were approximately 40 Partners who collectively owned, directly and indirectly, all of the common shares of Partners Limited.
Partners Limited owns, among other things, a direct interest in 867,495 Class A Shares and an approximate 52% interest in the limited partnership units of PVI (in addition to a 49% interest in the general partner of PVI). The Partners themselves collectively own, on an individual basis, an additional approximate 40% interest in PVI. PVI owns approximately 85.8 million Class A Shares on a consolidated basis, representing an approximate 9% interest in this class of shares.
The Partners collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements such as options to acquire, or otherwise hold beneficial or economic interests in approximately 200 million Class A Shares in the aggregate, representing approximately 20% of such class of shares on a fully diluted basis and a 20% common equity interest in the Corporation. These interests include Class A Shares held directly and indirectly by the Partners as well as their proportionate beneficial interests in Class A Shares held by Partners Limited and PVI.
For further information about Partners Limited, reference is made to the section entitled “Principal Holders of Voting Shares” on pages 4 to 5 of the Corporation’s 2018 Circular.

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MARKET FOR SECURITIES
The Corporation’s publicly traded securities that are currently issued and outstanding as of the date of this Annual Information Form are listed on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	BAM	New York
	BAM.A	Toronto
	BAMA	Euronext
Class A Preference Shares
Series 2	BAM.PR.B	Toronto
Series 4	BAM.PR.C	Toronto
Series 8	BAM.PR.E	Toronto
Series 9	BAM.PR.G	Toronto
Series 13	BAM.PR.K	Toronto
Series 17	BAM.PR.M	Toronto
Series 18	BAM.PR.N	Toronto
Series 24	BAM.PR.R	Toronto
Series 25	BAM.PR.S	Toronto
Series 26	BAM.PR.T	Toronto
Series 28	BAM.PR.X	Toronto
Series 30	BAM.PR.Z	Toronto
Series 32	BAM.PF.A	Toronto
Series 34	BAM.PF.B	Toronto
Series 36	BAM.PF.C	Toronto
Series 37	BAM.PF.D	Toronto
Series 38	BAM.PF.E	Toronto
Series 40	BAM.PF.F	Toronto
Series 42	BAM.PF.G	Toronto
Series 44	BAM.PF.H	Toronto
Series 46	BAM.PF.I	Toronto
Series 48	BAM.PF.J	Toronto
Information on the monthly trading prices and volumes for the Corporation’s publicly traded securities that were outstanding at any time during 2018 is set out in Appendix A to this Annual Information Form.

24Brookfield Asset Management Inc. - 2018 Annual Information Form

RATINGS AND LIQUIDITY
The credit ratings for the Corporation’s securities as at the date of this Annual Information Form are as follows:

	DBRS	Standard & Poor’s	Moody’s
Commercial paper	R-1 (low)	A-2[1]	P-2
Senior notes and debentures	A (low)	A-	Baa2
Preferred shares	Pfd-2 (low)	BBB[2]	Not rated
Outlook	Stable	Stable	Stable
Credit ratings are important to the Corporation’s borrowing costs and ability to raise funds. A ratings downgrade could potentially result in adverse consequences by reducing the Corporation’s access to the capital markets and increasing its borrowing costs. The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios, insurance coverage and, in limited circumstances, ratings levels. These covenants may limit our operational flexibility, and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness even if we have satisfied our payment obligations.
Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. Each of the Corporation’s senior notes and debentures, preferred shares, and commercial paper are rated by DBRS Limited (“DBRS”) and by S&P Global Ratings, acting through Standard & Poor’s Ratings Services (Canada), a business unit of S&P Global Canada Corp. (“S&P”); and its commercial paper, senior notes and debentures are rated by Moody’s Investors Service, Inc. (“Moody’s”).
The Corporation has paid customary ratings fees to DBRS, S&P and Moody’s in connection with some or all of the above-mentioned ratings. In addition, the Corporation has made customary payments in respect of certain other services provided to the Corporation by each of DBRS, S&P, and Moody’s during the last two years.
The ratings discussed herein for the Corporation’s debt and preferred securities are not a recommendation to purchase, hold or sell the Corporation’s debt or preferred securities and do not comment as to the appropriateness of their respective market prices or suitability for a particular investor. There can be no assurance that the ratings discussed herein will remain in effect for any given period of time or that the ratings will not be revised or withdrawn in their entirety by any or all of DBRS, S&P, or Moody’s at any time if, in their sole discretion, circumstances so warrant.
The investment ratings of our publicly traded subsidiaries are presented in the respective public disclosures of these subsidiaries, which are available on SEDAR at www.sedar.com and/or EDGAR at www.sec.gov/edgar.
The following is a brief description of each rating agency’s rating scales.
DBRS
DBRS has different rating scales for short-term debt, long-term debt and preferred shares. Every DBRS rating is based on quantitative and qualitative considerations relevant to the issuer and the relative ranking of claims.
The DBRS short-term debt rating scale provides an opinion on the risk that an issuer will not meet its short-term financial obligations in a timely manner. The R-1 and R-2 rating categories are further denoted by the subcategories “(high)”, “(middle)” and “(low).” The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The R-1 (low) rating assigned to the Corporation’s commercial paper indicates good credit quality and that the Corporation’s capacity for the payment of short-term financial obligations as they fall due is substantial. Overall strength is not as favourable as higher rating categories and may be vulnerable to future events, but qualifying negative factors are considered manageable. An R-1 (low) rating is the third highest of the ten categories on the short-term debt rating scale.

1	The Corporation’s commercial paper is rated A-1 (low) based on S&P’s Canadian National Scale, which corresponds to a rating of A-2 using S&P’s global scale.

2	The Corporation’s preferred shares are rated P-2 based on S&P’s Canadian National Scale, which corresponds to a rating of BBB using S&P’s global scale.

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The DBRS long-term rating scale provides an opinion on the risk of default. That is, the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. All rating categories other than AAA and D also contain subcategories “(high)” and “(low)”. The A (low) rating assigned to the Corporation’s long-term obligations indicate they are of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. The obligor may be vulnerable to future events, but qualifying negative factors are considered manageable. A (low) is the lowest sub-category within the third highest rating of the ten standard categories of ratings utilized by DBRS on its long-term rating scale. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category.
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both dividend and principal commitments. Each rating category is denoted by the subcategories “(high)” and “(low)”. The absence of either a “(high)” or “(low)” designation indicates the rating is in the middle of the category. The Pfd-2 (low) rating assigned to the Corporation’s preferred shares indicates that the preferred shares are of satisfactory credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as Pfd-1 rated companies. Generally, Pfd-2 ratings correspond with companies whose senior bonds are rated in the A category. Pfd-2 (low) is the lowest sub-category within the second highest rating of the six standard categories of ratings on DBRS’s preferred share rating scale.
Rating trends provide guidance in respect of DBRS’s opinion regarding outlook for the rating in question. The “Stable” rating trend indicates a lower likelihood that the rating could change in the future than would be the case if the rating trend was positive or negative.
S&P
S&P has different rating scales for short-term debt, long-term debt and preferred shares. S&P rates commercial paper, long-term credit and preferred shares with ratings of “A-1,” “AAA” and “P-1,” respectively, which represent the highest ratings, to “C” which represents the lowest, with “D” for issues in payment default. To show relative rankings within these rating categories, S&P may modify them by the addition of a plus “(+)” or minus “(-)”.
S&P further modifies its ratings by indicating the stability and future direction of an assigned rating with terms such as “stable”, “positive”, “negative” and “developing”. A rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor of a rating change or future CreditWatch action.
S&P also provides national scale credit ratings which are an opinion of an obligor’s creditworthiness or overall capacity to meet specific financial obligations, relative to other issuers and issues in a given country or region. The Canadian National Scale rating is fully determined by the applicable global scale rating, and there are no additional analytical criteria associated with the determination of ratings on the Canadian National Scale.
S&P short-term ratings indicate the creditworthiness of an obligor with respect to its short-term obligations. The Corporation has a U.S. commercial paper program and a Canadian commercial paper program. The A-2 rating, based on S&P’s global scale, is assigned to the Corporation’s commercial paper. A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitments on the obligation is satisfactory. An A-2 rating is the second highest of the six categories on the short-term global scale. A Canadian commercial paper rating is a forward-looking opinion about the capacity of an obligor to meet financial commitments associated with a specific commercial paper program relative to the debt servicing and repayment capacity of other obligors active in the Canadian domestic financial markets with respect to their own financial obligations. S&P has rated the Corporation’s commercial paper as A-1 (low) based on the Canadian National Scale for commercial paper, which is the equivalent of an A-2 rating on S&P’s global scale. An A-1 (low) rating is the third highest of the eight categories on the Canadian National Scale for commercial paper.
S&P long-term issue credit ratings are based on the following considerations: likelihood of payment capacity and willingness of the obligor to meet its financial commitments on an obligation in accordance with the terms of the obligation; nature of and provisions of the financial obligation; and protection afforded by, and relative position of, the financial obligation in the event of a bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights. The A- rating is assigned to the Corporation’s senior unsecured debt. An obligation rated A- is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitments on the obligation is still strong. A- is the lowest sub-category within the third highest rating of the ten standard categories of ratings on S&P’s long-term rating issuer credit rating scale.
An S&P preferred share rating on the Canadian National Scale is a forward-looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market relative to preferred shares issued by other issuers in the Canadian market. The Corporation’s preferred shares have been assigned a rating of P-2 on S&P’s Canadian National Scale for preferred shares. The P-2 rating category is the second highest of the eight categories on the Canadian preferred share scale. Based on

26Brookfield Asset Management Inc. - 2018 Annual Information Form

S&P’s global scale, the Corporation’s preferred shares are rated BBB, which corresponds to a rating of P-2 on the Canadian National Scale for preferred shares. BBB is the middle sub-category within the third highest rating of the nine standard categories of ratings on S&P’s global scale for preferred shares. According to the S&P rating system, securities rated P-2 exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitment on the obligation.
Moody’s
Moody’s has different rating scales for short-term debt, long-term debt and preferred shares. Ratings assigned by Moody’s, based on its global long-term and short-term rating scales, are forward-looking opinions of the relative credit risks of financial obligations issued by a company. Moody’s also provides rating outlook designations which is an opinion regarding the likely rating direction over the medium term. A “Stable” outlook indicates a low likelihood of a rating change over the medium term.
Moody’s rates long-term obligations and commercial paper with ratings of “Aaa” and “P-1,” respectively, which represent the highest ratings, to “C” and “NP”, respectively, which represent the lowest. Moody’s appends numerical modifiers 1, 2 and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Moody’s short-term ratings are assigned to obligations with an original maturity of 13 months or less and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The P-2 Stable rating assigned to the Corporation’s commercial paper indicates that the Corporation has a strong ability to repay its short-term debt obligations. A P-2 rating is the second highest of the four categories on Moody’s short-term rating scale.
Moody’s long-term ratings are assigned to issuers or obligations with an original maturity of one-year or more and reflect both on the likelihood of a default on contractually promised payments and the expected financial loss suffered in the event of default. The Baa2 Stable rating assigned to the Corporation’s senior unsecured debt indicates that they are subject to moderate credit risk and are considered medium-grade, and as such, may possess certain speculative characteristics. Baa2 is the middle sub-category within the fourth highest rating of the nine standard categories of ratings on Moody’s long-term rating scale. Following the Corporation’s announcement of the Oaktree Transaction on March 13, 2019, Moody’s placed the ratings of the Corporation and its financing subsidiaries on review for possible upgrade. For additional details regarding the Oaktree Transaction, see “Development of the Business- Asset Management- 2019 Activity-to date” and “Material Contracts”.
DIVIDENDS AND DIVIDEND POLICY
Class A Shares and Class B Shares
The declaration and payment of dividends on the Corporation’s Class A Shares and Class B Shares are at the discretion of the Board. Dividends on the Class A Shares and Class B Shares are paid quarterly, at the end of March, June, September and December of each year. The Board supports a stable and consistent dividend policy and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share. Special dividends may also be declared from time to time to implement corporate strategic initiatives.
The Corporation has a Dividend Reinvestment Plan which enables registered holders of Class A Shares who are resident in the United States or Canada to receive their dividends in the form of newly issued Class A Shares.
Registered shareholders of Class A Shares who are resident in the United States may elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the volume-weighted average price (in U.S. dollars) at which the shares traded on the NYSE based on the average closing price during each of the five trading days immediately preceding the relevant dividend payment date (the “NYSE VWAP”).
Registered shareholders of Class A Shares who are resident in Canada may also elect to receive their dividends in the form of newly issued Class A Shares at a price equal to the NYSE VWAP multiplied by an exchange factor which is calculated as the average daily exchange rate as reported by the Bank of Canada during each of the five trading days immediately preceding the relevant dividend payment date.
Our Dividend Reinvestment Plan allows current shareholders of the Corporation who are resident in the United States or Canada to increase their investment in the Corporation free of commissions.

Brookfield Asset Management Inc. - 2018 Annual Information Form    27

Preferred Shares
The declaration and payment of dividends on the Corporation’s preferred shares are at the discretion of the Board. Dividends on the Corporation’s Class A Preference Shares, Series 2, 4, 13, 15, 17, 18, 24, 25, 26, 28, 30, 32, 34, 36, 37, 38, 40, 42, 44, 46 and 48 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Corporation’s Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Corporation’s Class A Preference Shares, Series 8 are paid monthly. Dividends on the Corporation’s preferred shares are currently declared in Canadian dollars. Additional information on the dividends payable on the Corporation’s currently issued and outstanding preferred shares can be found in Appendix B to this Annual Information Form.
The following table summarizes the dividends paid per share for each of the three years ended December 31, 2018, 2017 and 2016, on each class and series of securities of the Corporation that was outstanding during 2018, all expressed in U.S. dollars.

	Distribution per Security
	2018	2017	2016
Per Class A Share and Class B Share
Regular	$ 0.60	$ 0.56	$ 0.52
Special distribution (a)	—	0.11	0.45
Per Class A Preference Share (b)
Series 2	0.48	0.39	0.36
Series 4	0.48	0.39	0.36
Series 8	0.68	0.55	0.48
Series 9	0.53	0.53	0.75
Series 13	0.48	0.39	0.36
Series 15	0.40	0.28	0.23
Series 17	0.92	0.92	0.90
Series 18	0.92	0.92	0.90
Series 24	0.58	0.58	0.80
Series 25 (c)	0.68	0.56	0.27
Series 26	0.67	0.72	0.85
Series 28	0.53	0.70	0.87
Series 30	0.90	0.93	0.90
Series 32	0.89	0.87	0.85
Series 34	0.81	0.81	0.80
Series 36	0.94	0.94	0.92
Series 37	0.95	0.95	0.92
Series 38	0.85	0.85	0.83
Series 40	0.87	0.87	0.85
Series 42	0.87	0.87	0.85
Series 44	0.96	0.97	0.94
Series 46 (d)	0.93	1.03	—
Series 48 (e)	0.92	0.28	—
(a) Distribution of a 20.7% interest in Brookfield Business Partners, based on accounting fair values, was paid on June 20, 2016. Distribution of a 100% interest in Trisura Group Ltd., based on accounting fair values, was paid on June 22, 2017.
(b) The dividends on these preferred shares are declared in Canadian dollars and are expressed in this table in US$ using the quarterly average Bloomberg mid-market exchange rate.
(c) These shares were issued on June 30, 2016. The dividends paid in 2016 were for the period from the date of issue.
(d) These shares were issued on November 18, 2016. The initial dividend paid on March 31, 2017 was for the period from the date of issue.
(e) These shares were issued on September 13, 2017. The dividends paid in 2017 were for the period from the date of issue.
The Corporation redeemed its Class A Preference Shares, Series 14 on March 1, 2016.
Information relating to the dividends and dividend policies of the Corporation’s publicly traded subsidiaries can be found in the disclosure documents of these subsidiaries, which are publicly available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Brookfield Asset Management Inc. - 2018 Annual Information Form    28

DESCRIPTION OF CAPITAL STRUCTURE
The following is a summary of the components of the Corporation’s share capital. Additional summary information on the terms and conditions attached to or affecting each class of the Corporation’s authorized securities is contained in Appendix B to this Annual Information Form. Reference should also be made to the articles of the Corporation for a complete description of all terms and conditions of our share capital. These articles can be found on our website at www.brookfield.com at “Shareholders/ Brookfield Asset Management/Corporate Governance” and are filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.
As at March 26, 2019, the Corporation’s authorized share capital consists of:

a)	an unlimited number of preference shares designated as Class A Preference Shares, issuable in series:

•	the second series, which consists of 10,457,685 Class A Preference Shares, Series 2;

•	the fourth series, which consists of 3,995,910 Class A Preference Shares, Series 4;

•	the sixth series, which consists of 111,633 Class A Preference Shares, Series 6;

•	the eighth series, which consists of 7,996,600 Class A Preference Shares, Series 8;

•	the ninth series, which consists of 7,995,566 Class A Preference Shares, Series 9;

•	the thirteenth series, which consists of 9,640,096 Class A Preference Shares, Series 13;

•	the fifteenth series, which consists of 2,000,000 Class A Preference Shares, Series 15;

•	the seventeenth series, which consists of 7,862,084 Class A Preference Shares, Series 17;

•	the eighteenth series, which consists of 9,085,754 Class A Preference Shares, Series 18;

•	the twenty-fourth series, which consists of 10,831,281 Class A Preference Shares, Series 24;

•	the twenty-fifth series, which consists of 10,996,000 Class A Preference Shares, Series 25;

•	the twenty-sixth series, which consists of 9,803,240 Class A Preference Shares, Series 26;

•	the twenty-seventh series, which consists of 10,000,000 Class A Preference Shares, Series 27;

•	the twenty-eighth series, which consists of 9,736,777 Class A Preference Shares, Series 28;

•	the twenty-ninth series, which consists of 9,890,000 Class A Preference Shares, Series 29;

•	the thirtieth series, which consists of 9,790,374 Class A Preference Shares, Series 30;

•	the thirty-first series, which consists of 10,000,000 Class A Preference Shares, Series 31;

•	the thirty-second series, which consists of 11,754,099 Class A Preference Shares, Series 32;

•	the thirty-third series, which consists of 12,000,000 Class A Preference Shares, Series 33;

•	the thirty-fourth series, which consists of 9,888,332 Class A Preference Shares, Series 34;

•	the thirty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 35;

•	the thirty-sixth series, which consists of 7,863,793 Class A Preference Shares, Series 36;

•	the thirty-seventh series, which consists of 7,837,967 Class A Preference Shares, Series 37;

•	the thirty-eighth series, which consists of 7,924,280 Class A Preference Shares, Series 38;

•	the thirty-ninth series, which consists of 8,000,000 Class A Preference Shares, Series 39;

•	the fortieth series, which consists of 11,853,135 Class A Preference Shares, Series 40;

•	the forty-first series, which consists of 12,000,000 Class A Preference Shares, Series 41;

•	the forty-second series, which consists of 11,902,700 Class A Preference Shares, Series 42;

•	the forty-third series, which consists of 12,000,000 Class A Preference Shares, Series 43;

•	the forty-fourth series, which consists of 9,831,929 Class A Preference Shares, Series 44;

•	the forty-fifth series, which consists of 10,000,000 Class A Preference Shares, Series 45;

•	the forty-sixth series, which consists of 11,740,797 Class A Preference Shares, Series 46;

•	the forty-seventh series, which consists of 12,000,000 Class A Preference Shares, Series 47;

Brookfield Asset Management Inc. - 2018 Annual Information Form    29

•	the forty-eighth series, which consists of 11,885,972 Class A Preference Shares, Series 48; and

•	the forty-ninth series, which consists of 12,000,000 Class A Preference Shares, Series 49;

b)	an unlimited number of preference shares designated as Class AA Preference Shares, issuable in series, of which no series have been created or issued;

c)	an unlimited number of Class A Shares; and

d)	85,120 Class B Shares.
As at March 26, 2019, the following shares of the Corporation were issued and outstanding: 10,457,685 Class A Preference Shares, Series 2; 3,995,910 Class A Preference Shares, Series 4; 2,476,185 Class A Preference Shares, Series 8; 5,515,981 Class A Preference Shares, Series 9; 9,640,096 Class A Preference Shares, Series 13; 2,000,000 Class A Preference Shares, Series 15; 7,862,084 Class A Preference Shares, Series 17; 7,885,754 Class A Preference Shares, Series 18; 9,298,148 Class A Preference Shares, Series 24; 1,529,133 Class A Preference Shares, Series 25; 9,803,240 Class A Preference Shares, Series 26; 9,246,777 Class A Preference Shares, Series 28; 9,790,374 Class A Preference Shares, Series 30; 11,754,099 Class A Preference Shares, Series 32; 9,888,332 Class A Preference Shares, Series 34; 7,863,793 Class A Preference Shares, Series 36; 7,837,967 Class A Preference Shares, Series 37; 7,924,280 Class A Preference Shares, Series 38; 11,853,135 Class A Preference Shares, Series 40; 11,902,700 Class A Preference Shares, Series 42; 9,831,929 Class A Preference Shares, Series 44; 11,740,797 Class A Preference Shares, Series 46; 11,885,972 Class A Preference Shares, Series 48; 994,052,214 Class A Shares; and 85,120 Class B Shares.
TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar of the Corporation is AST Trust Company (Canada) at its principal office in Toronto, Ontario, Canada. AST Trust Company (Canada) maintains registers for the transfer of the Corporation’s publicly listed equity securities at its offices in Toronto, Ontario, in Montreal, Quebec and in Vancouver, British Columbia in Canada. The transfer agent and registrar of the Corporation in the United States is Computershare Inc., who maintains registers for the transfer of the Corporation’s publicly listed equity securities at its offices in Canton, Massachusetts.
MATERIAL CONTRACTS
The following are the material contracts, other than contracts entered into in the ordinary course of business, which have been entered into by the Corporation or any of its predecessors within the most recently completed financial year, or were entered into before the most recently completed financial year and is still in effect, or which is proposed to be entered into:

•
The Trust Agreement referred to under “Principal Holders of Voting Shares” on pages 4 to 5 of the Corporation’s 2018 Circular, which pages are incorporated by reference in this Annual Information Form; and

•
The Oaktree Merger Agreement referred to under “Development of the Business - Asset Management - 2019 - Activity to date” section of this Annual Information Form. Under the terms of the Oaktree Merger Agreement, the Corporation will acquire all of the Oaktree Class A Units (other than unvested Oaktree Class A Units) for a per unit consideration of, at the election of the unitholder, either $49.00 in cash or 1.0770 Class A Shares (the “Merger Consideration”). In addition, certain institutional limited partners of Oaktree Capital Group Holdings, L.P. (“OCGH”) will exchange 100% of their limited partnerships units in OCGH for the Merger Consideration and Oaktree’s founders, senior management, and certain current employees (the “OCGH Unitholders”) will exchange 20% of their limited partnership units of OCGH for the Merger Consideration. Elections will be made on a per unit basis and will be subject to pro-ration such that the $4.7 billion consideration paid by the Corporation consists of 50% in cash and 50% in Class A Shares. Upon completion of the transaction, the Corporation will own approximately 62% of the Oaktree business, and the OCGH Unitholders will own the remaining 38%. The Oaktree Merger Agreement contains customary representations, warranties, and covenants by Oaktree and the Corporation, as well as certain conditions to closing, including obtaining certain government and regulatory approvals, and the execution of the Third Amended and Restated Exchange Agreement (the “Exchange Agreement”). The Exchange Agreement provides, among other things, that commencing in 2022, the OCGH Unitholders will have the ability to sell to the Corporation their vested units in OCGH overtime pursuant to an agreed upon liquidity schedule and approach to valuing such units at the time of liquidation. Pursuant to this liquidity schedule, the earliest year in which the Corporation could own 100% of Oaktree is 2029.

Copies of these documents have been filed on SEDAR as material contracts and are available at www.sedar.com.

30Brookfield Asset Management Inc. - 2018 Annual Information Form

INTERESTS OF EXPERTS
Deloitte LLP, the Corporation’s Independent Registered Public Accounting firm, is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario.
AUDIT COMMITTEE INFORMATION
Responsibilities of the Audit Committee
The Board has established an Audit Committee (the “Audit Committee”) with the responsibility for monitoring the Corporation’s systems and procedures for financial reporting and internal controls, for reviewing all public disclosure documents containing financial information, and for monitoring the performance of the Corporation’s external and internal auditors. The responsibilities of the Audit Committee are set out in a written charter, which is reviewed and approved annually by the Board. The current Charter of the Audit Committee is set out in full in Appendix C to this Annual Information Form.
Composition of the Audit Committee
As at the date of this Annual Information Form, the Audit Committee is comprised of the following four directors: M. Elyse Allan; Angela F. Braly; Rafael Miranda and Marcel R. Coutu, who is the Audit Committee’s chair. The Board has determined that all of these directors are independent and financially literate, and that Mr. Coutu is qualified as a “designated financial expert.” Ms. Allan is the former President and Chief Executive Officer of General Electric Canada Company Inc., and former Vice-President of General Electric Co. Ms. Braly has extensive senior management experience with a public company as Chair, President and Chief Executive Officer of WellPoint, Inc., a health benefits company now known as Anthem, Inc. Ms. Braly was Chair of the board of WellPoint, Inc. from 2010 to 2012 and President and Chief Executive Officer from 2007 to 2012. Mr. Coutu has a Master of Business Administration degree and over 25 years’ experience in investment banking and corporate finance. He is the former President and Chief Executive Officer of Canadian Oil Sands Limited. Mr. Miranda is the retired CEO of Endesa, S.A., the largest electronic utility company in Spain. He is the Chairman of the Board of Directors of Acerinox, S.A., a stainless steel manufacturing conglomerate group based in Spain.
Additional information on the members of the Audit Committee is contained in the Corporation’s 2018 Circular.
Principal Accountant Fees and Services
Deloitte LLP, together with the member firms of Deloitte Touche Tohmatsu Limited and their respective affiliates (collectively, “Deloitte”), is the principal external auditor of the Corporation and its main consolidated reporting issuer subsidiaries (other than BEP). The following table provides information about the aggregate fees billed to the Corporation and its consolidated subsidiaries for professional services rendered by Deloitte during 2018 and 2017:

	2018			2017 (a)
YEARS ENDED DECEMBER 31 (MILLIONS)	Brookfield	Subsidiaries of Brookfield	Total	Brookfield	Subsidiaries of Brookfield	Total
Audit Fees	$2.1	$30.6	$32.7	$1.6	$21.5	$23.1
Audit-Related Fees	—	36.9	36.9	—	26.7	26.7
Tax Fees	—	1.9	1.9	—	3.2	3.2
All Other Fees	—	1.0	1.0	—	0.3	0.3
Total	$2.1	$70.4	$72.5	$1.6	$51.7	$53.3
(a) 2017 figures have been revised for comparability purposes.
Audit Fees. Audit fees include fees for services that would normally be provided by the external auditor in connection with our statutory audit of the Corporation, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters,, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
Audit-Related Fees. Audit-related fees are for other statutory audits, assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: statutory audits of our subsidiaries, employee benefit plan audits, accounting consultations and audits in connection with acquisitions, attest services that are not required by statute or regulation, and consultation concerning financial accounting and reporting standards.

Brookfield Asset Management Inc. - 2018 Annual Information Form    31

Tax Fees. Tax fees are principally for assistance in tax return preparation and tax advisory services.
All Other Fees. All other fees include fees for translation services.
Pre-Approval Policies and Procedures
The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy (the “Audit Policy”), which governs the provision of services by its external auditor, currently Deloitte. The Audit Policy requires Audit Committee pre-approval of all permitted audit, audit-related, tax and other non-audit services. It also specifies a number of services that may not be provided by the Corporation’s external auditor, including all services prohibited by law from being provided by the external auditor.
Under the Audit Policy, all permitted services to be provided by the external auditor must be pre-approved by the Audit Committee or a designated member of the Audit Committee. Any pre-approval granted by a designated member must be reported to the Audit Committee at its next scheduled meeting.
The Audit Committee may delegate its pre-approval authority and responsibility to the audit committee of any consolidated subsidiary of the Corporation in respect of services to be provided to such subsidiary, provided that such subsidiary’s audit committee members are independent from the Corporation and its management and such subsidiary adopts pre-approval policies and procedures that are substantially similar to those of the Corporation.
Under the Audit Policy, the Audit Committee has established a fee threshold for pre-approved services, which is that the aggregate fees paid to the external auditor for pre-approved services must equal no more than 25% of the anticipated audit fees for the Corporation and its subsidiaries for the prior year. Each quarter the external auditor provides the Audit Committee with a report of the audit, audit-related, tax and other non-audit services provided for the then-ended quarter, together with the actual fees incurred, for the Audit Committee’s ratification.
None of the fees reported in this Annual Information Form under the heading “Principal Accountant Fees and Services” were subject to the de minimis exception from Audit Committee pre-approval provided by Rule 2-01(c)(7)(i)(C) of Regulation S-X.
ADDITIONAL INFORMATION
Additional information relating to the Corporation, including information as to directors’ and executive officers’ remuneration and indebtedness, the principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans, is set out in the Corporation’s 2018 Circular.
Additional financial information on the Corporation is provided in the Corporation’s Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Results for the fiscal year ended December 31, 2018, as well as other information on the Corporation, all of which may be found on our website at www.brookfield.com and on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

32Brookfield Asset Management Inc. - 2018 Annual Information Form

APPENDIX A
TRADING INFORMATION FOR THE CORPORATION’S PUBLICLY LISTED SECURITIES
The following sets out trading information for 2018 for the Corporation’s publicly traded securities that were outstanding at any time during 2018, all of which are or were listed on the Toronto Stock Exchange (“TSX”), based on information provided by the TSX and, in the case of the Corporation’s Class A Limited Voting Shares, information provided by the New York Stock Exchange (“NYSE”) and Euronext.

	Class A Limited Voting Shares (TSX: BAM.A)				Class A Limited Voting Shares (NYSE: BAM)
	Price Per Share (C$)				Price Per Share (US$)
Period 2018	High	Low	Average	Volume Traded (a)	High	Low	Average	Volume Traded (b)
January	54.79	50.28	52.95	19,759,341	44.06	40.77	42.60	25,603,487
February	51.73	46.71	49.84	28,846,673	42.01	37.22	39.59	32,410,891
March	52.83	48.94	50.97	22,218,884	40.50	38.03	39.43	24,031,831
April	51.25	48.91	49.60	16,548,278	39.96	38.09	38.97	21,712,648
May	52.94	50.12	51.69	21,094,870	41.20	38.88	40.17	15,956,901
June	55.52	51.74	53.68	20,613,466	43.20	39.76	40.87	14,973,183
July	55.80	52.25	54.65	16,079,964	42.39	39.99	41.65	11,874,512
August	57.77	53.79	56.10	16,398,769	44.26	41.28	42.98	20,432,539
September	58.67	54.50	56.23	17,801,863	44.93	41.90	43.15	17,745,113
October	57.67	51.90	54.78	22,735,646	45.04	39.57	42.15	27,874,292
November	59.15	53.51	56.81	24,635,026	44.54	40.92	43.02	23,901,066
December	58.57	49.87	54.28	25,159,095	44.38	36.58	40.13	28,954,658
(a) Volume traded refers to volume traded on TSX only.
(b) Volume traded refers to volume traded on NYSE only.
Class A Limited Voting Shares Euronext: BAMA)
There was no trading activity of the Corporation’s Class A Limited Voting Shares on the Euronext during 2018.

	Class A Preference Shares, Series 2 (TSX: BAM.PR.B)				Class A Preference Shares, Series 4 (TSX: BAM.PR.C)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	17.35	15.03	16.67	161,257	17.22	15.10	15.86	130,854
February	17.83	16.74	17.22	128,234	17.75	16.70	16.23	182,489
March	18.41	16.95	17.64	174,848	18.01	17.00	15.13	68,529
April	17.48	16.37	16.95	130,625	17.47	16.38	14.58	22,392
May	17.21	16.51	16.93	62,224	17.37	16.59	13.86	27,079
June	17.29	16.68	17.02	108,012	17.24	16.73	15.39	35,664
July	18.09	16.82	17.58	138,050	18.11	16.83	15.89	73,064
August	18.00	17.51	16.96	79,902	17.99	17.60	16.13	31,032
September	17.87	17.20	17.62	142,333	17.86	17.22	14.83	35,515
October	18.69	16.92	17.82	198,145	18.60	17.00	17.81	127,828
November	17.82	14.45	16.51	113,735	17.83	14.47	15.71	54,177
December	14.87	12.41	13.61	181,205	14.92	12.34	12.21	60,125

A-1    Brookfield Asset Management Inc. - 2018 Annual Information Form

	Class A Preference Shares, Series 8 (TSX: BAM.PR.E)				Class A Preference Shares, Series 9 (TSX: BAM.PR.G)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	21.99	20.30	17.49	29,153	19.20	18.07	14.25	29,015
February	22.49	21.45	10.32	9,048	19.16	18.66	9.93	19,840
March	22.49	21.28	10.34	9,142	18.94	18.5	8.00	7,405
April	22.01	21.18	13.36	14,116	18.68	18.09	12.26	318,270
May	21.74	21.10	11.68	16,049	19.00	18.21	9.26	15,500
June	21.75	21.26	8.17	27,000	19.10	18.4	11.62	129,189
July	22.45	21.30	12.46	19,665	19.60	19.14	11.00	43,356
August	22.45	21.50	14.88	43,541	19.88	19.26	10.60	15,200
September	22.75	22.02	17.67	12,723	20.40	19.80	10.54	8,787
October	23.20	22.50	10.42	38,725	21.00	19.85	15.99	61,772
November	23.30	21.35	16.54	49,925	20.45	18.86	13.51	221,049
December	20.72	17.84	15.26	47,626	19.53	16.75	12.54	20,885

	Class A Preference Shares, Series 13 (TSX: BAM.PR.K)				Class A Preference Shares, Series 17 (TSX: BAM.PR.M)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	17.42	15.10	16.67	256,257	22.27	21.62	21.94	72,563
February	17.75	16.66	17.20	261,174	22.22	21.15	21.57	102,282
March	18.06	16.73	17.63	221,318	21.83	20.73	20.29	187,983
April	17.30	16.28	16.94	110,924	21.19	20.67	19.89	133,237
May	17.24	16.48	15.34	90,342	21.01	20.76	20.87	60,377
June	17.24	16.76	17.02	83,371	21.33	20.80	20.09	70,719
July	18.03	16.80	17.55	183,388	21.22	20.90	21.04	61,489
August	17.98	17.55	16.97	64,014	21.31	20.84	20.05	64,563
September	17.88	17.24	15.80	44,852	21.23	20.67	19.83	52,757
October	18.68	17.06	17.82	150,659	21.03	19.61	20.42	162,369
November	17.84	14.52	16.46	112,331	20.54	19.18	19.94	78,698
December	15.14	12.30	12.89	98,698	20.38	18.70	19.39	171,419

Brookfield Asset Management Inc. - 2018 Annual Information Form                            A-2

	Class A Preference Shares, Series 18 (TSX: BAM.PR.N)				Class A Preference Shares, Series 24 (TSX: BAM.PR.R)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.20	21.46	20.80	122,110	21.46	20.08	20.71	115,867
February	21.97	20.97	20.32	105,309	21.42	20.65	21.05	54,545
March	21.79	20.69	21.25	171,077	21.35	19.99	19.79	90,525
April	21.11	20.60	19.84	79,051	20.26	19.79	19.06	132,162
May	21.01	20.72	20.87	58,875	21.19	20.05	20.64	278,575
June	21.35	20.75	21.10	57,774	20.79	20.33	20.53	54,810
July	21.20	20.87	21.02	81,760	21.11	20.29	20.77	68,387
August	21.33	20.80	20.99	119,115	21.49	20.97	20.19	52,774
September	21.23	20.63	19.84	75,202	21.52	20.89	21.19	159,914
October	21.00	19.54	20.39	234,576	21.52	19.49	21.00	192,630
November	20.52	19.09	19.91	88,991	20.62	17.20	19.02	396,991
December	20.25	18.55	19.31	187,045	18.10	15.84	16.76	430,970

	Class A Preference Shares, Series 25 (TSX: BAM.PR.S)				Class A Preference Shares, Series 26 (TSX: BAM.PR.T)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	21.25	20.25	10.46	11,424	21.98	20.66	21.28	182,650
February	22.51	20.62	17.29	25,843	22.00	21.03	21.48	78,431
March	22.63	20.40	11.27	12,807	21.83	20.51	19.21	65,894
April	20.26	19.80	14.31	16,449	20.81	20.25	20.43	121,127
May	20.92	20.20	12.13	33,140	21.34	20.49	20.94	98,524
June	20.75	20.44	10.73	25,470	21.04	20.45	19.73	46,931
July	21.50	20.34	10.96	9,837	21.26	20.49	20.95	381,490
August	21.69	21.10	12.61	7,665	21.69	21.08	21.32	146,034
September	21.95	21.10	13.55	12,625	21.68	21.06	21.31	117,682
October	21.73	19.60	10.60	15,825	21.56	19.50	21.02	239,717
November	21.73	17.68	14.94	26,026	20.62	17.23	19.12	148,939
December	18.06	15.30	14.18	57,000	18.03	15.80	16.85	258,418

A-3    Brookfield Asset Management Inc. - 2018 Annual Information Form

	Class A Preference Shares, Series 28 (TSX: BAM.PR.X)				Class A Preference Shares, Series 30 (TSX: BAM.PR.Z)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	18.66	17.39	18.15	337,181	25.10	23.87	24.80	230,417
February	18.61	18.00	18.33	95,814	24.99	24.41	24.76	388,279
March	18.70	17.66	18.27	224,443	24.92	24.27	23.46	142,211
April	18.21	17.65	17.07	292,052	24.62	24.05	24.37	196,921
May	18.90	18.01	18.56	72,391	25.02	24.42	24.87	154,519
June	18.87	17.99	18.47	85,985	25.04	24.60	24.77	117,568
July	19.00	18.18	18.74	84,394	24.95	24.60	24.82	92,689
August	19.63	19.00	18.36	75,454	25.15	24.74	23.78	281,001
September	19.61	19.01	19.23	68,670	25.15	24.44	24.76	97,196
October	19.49	17.27	18.92	325,112	24.75	22.90	24.36	138,402
November	18.56	15.60	17.30	127,925	24.05	20.34	21.32	100,450
December	16.30	14.43	15.46	201,755	22.09	19.43	20.47	324,411

	Class A Preference Shares, Series 32 (TSX: BAM.PF.A)				Class A Preference Shares, Series 34 (TSX: BAM.PF.B)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	25.06	24.61	24.85	389,162	24.60	23.82	24.26	186,689
February	25.10	24.43	24.71	534,246	24.49	23.65	24.05	138,446
March	24.83	23.82	24.40	284,083	24.18	22.99	23.67	84,428
April	24.36	23.73	24.01	273,850	23.49	22.94	23.20	85,226
May	25.38	24.10	24.97	308,296	24.19	23.33	23.93	569,352
June	25.10	24.40	24.76	143,092	23.99	23.14	23.57	153,585
July	24.96	24.41	24.75	76,029	24.06	23.14	23.70	117,824
August	25.20	24.75	24.90	117,788	24.37	23.85	24.04	84,854
September	25.22	24.62	24.87	199,280	24.20	23.52	23.81	88,605
October	25.00	23.34	24.62	310,356	24.23	22.31	23.68	207,978
November	24.36	21.30	23.02	149,039	23.21	19.98	21.79	166,147
December	22.67	19.51	20.99	417,830	21.00	18.14	19.30	347,431

Brookfield Asset Management Inc. - 2018 Annual Information Form                            A-4

	Class A Preference Shares, Series 36 (TSX: BAM.PF.C)				Class A Preference Shares, Series 37 (TSX: BAM.PF.D)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	22.72	21.85	22.22	221,881	23.00	22.14	18.42	74,661
February	22.50	21.50	21.97	88,912	22.80	21.80	18.73	25,310
March	22.33	21.17	21.75	161,399	22.50	21.35	19.79	69,855
April	21.73	21.15	21.39	78,403	21.79	21.20	20.47	274,205
May	21.50	21.13	20.38	101,010	21.82	21.28	19.54	56,362
June	21.83	21.28	21.60	96,565	22.17	21.36	19.71	214,807
July	21.68	21.37	21.54	73,519	21.85	21.47	18.60	181,634
August	21.91	21.36	21.58	68,772	21.96	21.55	21.67	66,117
September	21.84	21.07	20.31	53,268	21.91	21.15	18.11	77,404
October	21.52	20.11	20.91	144,110	21.55	20.26	20.05	228,932
November	21.15	19.65	20.51	86,507	21.25	19.81	19.74	78,184
December	20.70	19.16	19.73	147,884	21.07	19.30	20.07	214,692

	Class A Preference Shares, Series 38 (TSX: BAM.PF.E)				Class A Preference Shares, Series 40 (TSX: BAM.PF.F)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	24.43	23.75	21.82	74,800	25.02	24.49	24.85	182,711
February	24.35	23.45	23.82	56,084	25.01	24.39	24.76	90,805
March	23.93	22.69	22.33	83,283	24.96	23.90	23.34	213,751
April	23.24	22.70	22.91	169,196	24.40	24.02	24.19	425,329
May	24.04	22.99	23.66	67,999	25.22	24.15	23.69	68,428
June	23.70	22.86	22.22	65,522	24.99	24.25	24.57	155,348
July	23.87	23.00	23.46	124,014	25.00	24.27	24.73	88,906
August	24.06	23.57	21.61	50,881	25.18	24.87	25.00	138,609
September	24.10	23.50	19.95	66,146	25.16	24.59	23.54	245,141
October	24.24	22.16	23.66	265,979	25.04	23.07	24.53	337,818
November	23.20	19.65	21.64	109,233	24.15	20.58	22.57	273,411
December	20.45	17.15	18.55	229,792	21.54	18.77	19.81	394,547

A-5    Brookfield Asset Management Inc. - 2018 Annual Information Form

	Class A Preference Shares, Series 42 (TSX: BAM.PF.G)				Class A Preference Shares, Series 44 (TSX: BAM.PF.H)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	25.00	24.40	24.78	174,268	26.65	26.20	25.20	187,659
February	24.95	24.01	24.61	169,419	26.35	25.75	26.09	268,084
March	24.79	23.63	21.95	144,365	26.07	25.49	24.57	189,655
April	24.07	23.50	23.79	154,473	25.90	25.55	25.74	78,785
May	24.89	23.81	24.48	65,304	26.32	25.70	24.77	111,721
June	24.57	23.91	23.04	81,057	26.24	25.78	24.72	103,904
July	24.78	23.84	24.43	85,435	26.08	25.73	25.97	120,950
August	25.15	24.60	23.65	66,411	26.15	25.91	24.88	195,639
September	25.03	24.56	23.47	74,266	26.04	25.55	25.83	36,219
October	25.00	23.04	24.54	296,754	25.90	25.10	25.55	174,772
November	24.09	20.53	22.59	132,718	25.76	24.99	25.45	168,801
December	21.40	18.75	19.77	176,223	25.93	25.15	25.61	130,269

	Class A Preference Shares, Series 46 (TSX: BAM.PF.I)				Class A Preference Shares, Series 48 (TSX: BAM.PF.J)
	Price Per Share (C$)				Price Per Share (C$)
Period 2018	High	Low	Average	Volume Traded	High	Low	Average	Volume Traded
January	26.50	25.87	26.18	158,850	26.25	25.25	25.56	273,612
February	25.99	25.30	25.84	322,526	25.52	25.05	25.23	465,917
March	26.00	25.50	25.78	119,296	25.49	24.95	25.27	369,017
April	26.06	25.54	24.56	194,730	26.23	25.15	25.49	188,404
May	26.31	25.90	26.05	325,474	25.95	25.49	25.68	322,498
June	26.14	25.84	25.96	43,777	25.80	25.30	25.58	152,274
July	26.19	25.77	22.26	86,108	26.05	25.56	24.48	63,515
August	26.33	26.06	26.18	54,122	26.04	25.65	24.63	118,447
September	26.31	25.74	25.98	50,071	26.00	25.25	25.53	104,355
October	26.06	24.68	25.65	377,030	25.73	24.56	25.24	108,897
November	25.75	24.02	24.92	413,285	25.21	23.93	24.57	124,717
December	25.70	24.40	25.01	317,491	24.82	23.20	24.24	248,647

Brookfield Asset Management Inc. - 2018 Annual Information Form                            A-6

APPENDIX B
SUMMARY OF TERMS AND CONDITIONS OF THE CORPORATION’S
AUTHORIZED SECURITIES
CERTAIN PROVISIONS OF THE CLASS A PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class. The number of authorized and issued and outstanding shares listed in the following table are given as of March 26, 2019.
Series
The Class A Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class A Preference Shares rank senior to the Class AA Preference Shares, the Class A Shares, the Class B Shares and other shares ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class A Preference Shares ranks on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class A Preference Shares as a class or create preference shares ranking in priority to or on parity with the Class A Preference Shares except by special resolution passed by at least 66 ⅔% of the votes cast at a meeting of the holders of the Class A Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Brookfield Asset Management Inc. - 2018 Annual Information Form    B-1

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
2	BAM.PR.B	10,457,685	10,457,685	261	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
4	BAM.PR.C	3,995,910	3,995,910	100	70% of average “Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
6	N/A	111,633	nil	nil	7.5%	At any time	25.00	N/A	N/A
8	BAM.PR.E	7,996,600	2,476,185	62	Between 50-100% of “Prime Rate” (as defined in the articles)	At any time	25.50	Into Series 9 on a one-for-one basis on November 1 in every fifth year after November 1, 2001 and automatically in certain circumstances	N/A
9	BAM.PR.G	7,995,566	5,515,981	138	Not less than 80% of yield on certain Government of Canada bonds (as provided in the articles)	On November 1 in every fifth year after November 1, 2006	25.00	Into Series 8 on a one-for-one basis on November 1 in every fifth year after November 1, 2006 and automatically in certain circumstances	N/A
13	BAM.PR.K	9,640,096	9,640,096	241	70% of “Average Prime Rate” (as defined in the articles)	At any time	25.00	N/A	N/A
15	N/A	2,000,000	2,000,000	50	Determined by negotiation, bid or auction, or the Bankers’ Acceptable Rate (as defined in the articles) plus 0.40%	At any time	25.00	N/A	N/A
17	BAM.PR.M	7,862,084	7,862,084	197	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price [3]
18	BAM.PR.N	9,085,754	7,885,754	197	4.75%	At any time	25.00	N/A	At any time into a number of Class A Shares per share based on dividing the redemption price by the Conversion Price
24	BAM.PR.R	10,831,281	9,298,148	232	5.4% until June 30, 2016; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.30%	On June 30 in every fifth year after June 30, 2016	25.00	Into Series 25 on a one-for-one basis on June 30, 2016 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
Notes:
[1]    Rounded to the nearest million.
[2]    Together with accrued and unpaid dividends.
[3]    The “Conversion Price” means the greater of C$2.00 or 95% of the weighted average trading price of the Class A Shares on the TSX for the 20 consecutive trading days ending on (i) the fourth day prior to the date specified for conversion, or (ii) if such fourth day is not a trading day, the immediately preceding trading day.

B-2    Brookfield Asset Management Inc. - 2018 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
25	BAM.PR.S	10,996,000	1,529,133	38	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.30%	June 30, 2016	25.00 for redemptions on June 30, 2021 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 24 on a one-for-one basis on June 30, 2021 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
26	BAM.PR.T	9,803,240	9,803,240	245	4.5% until March 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the Government of Canada yield plus 2.31%	On March 31 in every fifth year after March 31, 2017	25.00	Into Series 27 on a one-for-one basis on March 31, 2017 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
27	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.31%	March 31, 2017	25.00 for redemptions on March 31, 2022 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 26 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
28	BAM.PR.X	9,736,777	9,246,777	231	4.6% until June 30, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 1.80%	On June 30 in every fifth year after June 30, 2017	25.00	Into Series 29 on a one-for-one basis on June 30, 2017 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
29	N/A	9,890,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 1.80%	June 30, 2017	25.00 for redemptions on June 30, 2022 and on June 30 every five years thereafter; 25.50 otherwise	Into Series 28 on a one-for-one basis on June 30, 2022 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
30	BAM.PR.Z	9,790,374	9,790,374	245	4.8% until December 31, 2017; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.96%	On December 31 in every fifth year after December 31, 2017	25.00	Into Series 31 on a one-for-one basis on December 31, 2017 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
31	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.96%	December 31, 2017	25.00 for redemptions on December 31, 2022 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 30 on a one-for-one basis on December 31, 2022 and on December 31 every five years thereafter and automatically in certain circumstance	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. - 2018 Annual Information Form    B-3

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
32	BAM.PF.A	11,754,099	11,754,099	294	4.5% until September 30, 2018; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.90%	On September 30 in every fifth year after September 30, 2018	25.00	Into Series 33 on a one-for-one basis on September 30, 2018 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
33	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.90%	September 30, 2018	25.00 for redemptions on September 30, 2023 and on September 30 every five years thereafter; 25.50 otherwise	Into Series 32 on a one-for-one basis on September 30, 2023 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
34	BAM.PF.B	9,888,332	9,888,332	247	4.2% until March 31, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.63%	March 31, 2019 and on March 31 in every fifth year after March 31, 2019	25.00	Into Series 35 on a one-for-one basis on March 31, 2019 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
35	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.63%	March 31, 2019	25.00 for redemptions on March 31, 2024 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 34 on a one-for-one basis on March 31, 2024 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
36	BAM.PF.C	7,863,793	7,863,793	197	4.85%	March 31, 2018	26.00 if before March 31, 2019, with annual 0.25 decreases until March 31, 2022; 25.00 thereafter	N/A	N/A
37	BAM.PF.D	7,837,967	7,837,967	196	4.9%	September 30, 2018	26.00 if before September 30, 2019, with annual 0.25 decreases until September 30, 2022; 25.00 thereafter	N/A	N/A
38	BAM.PF.E	7,924,280	7,924,280	198	4.4% until March 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.55%	March 31, 2020	25.00	Into Series 39 on a one-for-one basis on March 31, 2020 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

B-4    Brookfield Asset Management Inc. - 2018 Annual Information Form

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
39	N/A	8,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.55%	March 31, 2020	25.00 for redemptions on March 31, 2025 or March 31 every five years thereafter; 25.50 otherwise	Into Series 38 on a one-for-one basis on March 31, 2025 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
40	BAM.PF.F	11,853,135	11,853,135	296	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.86%	September 19, 2019	25.00	Into Series 41 on a one-for one basis on September 30, 2019 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
41	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.86%	September 30, 2019	25.00 for redemptions on September 30, 2024 or September 30 every five years thereafter; 25.50 otherwise	Into Series 40 on a one-for-one basis on September 30, 2024 and on September 30 every five years thereafter and automatically in certain circumstances	N/A
42	BAM.PF.G	11,902,700	11,902,700	298	4.5% until September 30, 2019; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the sum of the 5-year Government of Canada bond yield plus 2.84%	June 30, 2020	25.00	Into Series 43 on a one-for-one basis on June 30, 2020 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
43	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.84%	June 30, 2020	25.00 for redemptions on June 30, 2025 or June 30 every five years thereafter; 25.50 otherwise	Into Series 42 on a one-for-one basis on June 30, 2025 and on June 30 every five years thereafter and automatically in certain circumstances	N/A
44	BAM.PF.H	9,831,929	9,831,929	246	5% until December 31, 2020; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 4.17%, and (ii) 5%	December 31, 2020	25.00	Into Series 45 on a one-for-one basis on December 31, 2020 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

Brookfield Asset Management Inc. - 2018 Annual Information Form    B-5

Series	Ticker	Authorized	Issued and Outstanding	Aggregate Issuance Amount (C$ millions) [1]	Cumulative Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$) [2]	Holder’s Conversion Option	Corporation’s Conversion Option
45	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 4.17%	December 31, 2020	25.00 for redemptions on December 31, 2025 and on December 31 every five years thereafter; 25.50 otherwise	Into Series 44 on a one-for-one basis on December 31, 2025 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
46	BAM.PF.I	11,740,797	11,740,797	294	4.8% until March 31, 2022; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.85%, and (ii) 4.80%	March 31, 2022	25.00	Into Series 47 on a one-for-one basis on March 31, 2022 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
47	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.85%	March 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 46 on a one-for-one basis on March 31, 2027 and on March 31 every five years thereafter and automatically in certain circumstances	N/A
48	BAM.PF.J	11,885,972	11,885,972	297	4.75% until January1, 2023; thereafter the Annual Fixed Dividend Rate for each 5-year fixed rate period will be the greater of (i) the sum of the 5-year Government of Canada bond yield plus 3.10%, and (ii) 4.75%	December 31, 2022	25.00	Into Series 49 on a one-for-one basis on December 31, 2023 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
49	N/A	12,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 3.10%	December 31, 2022	25.00 for redemptions on March 31, 2027 and on March 31 every five years thereafter; 25.50 otherwise	Into Series 48 on a one-for-one basis on December 31, 2027 and on December 31 every five years thereafter and automatically in certain circumstances	N/A
Notes: [1] Rounded to the nearest million. [2] Together with accrued and unpaid dividends.

B-6    Brookfield Asset Management Inc. - 2018 Annual Information Form

Voting Rights
Except as indicated below, holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders at which directors are to be elected and to one vote in the election of directors in respect of each such share if eight quarterly dividends1, whether or not consecutive, are not paid2. When entitled to vote, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board (less the number of directors which the holders of Class A Preference Shares, Series 2 may be entitled to elect).
Holders of Class A Preference Shares, Series 2 are only entitled to receive notice of and to attend all meetings of shareholders and to one vote in respect of each such share if dividends on such shares have not been paid for two years. In addition, if dividends have not been paid for two years, holders of such shares are entitled to elect (i) two members of the Board of the Corporation if the Board has seven or fewer directors or (ii) three members of the Board if the Board has more than seven members. When entitled to vote in the election of directors, holders will vote with the holders of Class A Shares and, in certain circumstances, with the holders of certain other series of the Class A Preference Shares in the election of one-half of the Board.
Rights on Liquidation, Dissolution and Winding Up
Holders of Class A Preference Shares are entitled to C$25.00 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not entitled to share in any further distribution of assets of the Corporation.
Restrictions on Dividends and Retirement of Shares
Without the approval of holders of the applicable series of Class A Preference Shares in each case, and except as noted below, the Corporation will not:

a)
declare, pay or set apart for payment any dividends (other than stock dividends in shares of the Corporation ranking junior to the applicable series of Class A Preference Shares) on shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

b)
except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the applicable series of Class A Preference Shares, redeem, purchase or otherwise retire or make any return of capital in respect of shares of the Corporation ranking junior to the applicable series of Class A Preference Shares;

c)
except pursuant to any retraction privilege, mandatory redemption or purchase obligation attaching thereto, redeem, purchase or otherwise retire or make any return of capital in respect of any shares of any class or series ranking on a parity with the applicable series of Class A Preference Shares;

d)	redeem, purchase or otherwise retire or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares[3]; or

e)
with respect to the applicable series of Class A Preference Shares, issue any additional Class A Preference Shares or any shares ranking on parity as to dividends or capital with the applicable series of Class A Preference Shares[4];

unless, in each such case, all outstanding dividends on the applicable series of Class A Preference Shares, and those on all other shares ranking prior to or on parity with, accrued up to and including the dividend payable for the last completed period for which dividends were payable, shall have been declared and paid.
Purchase for Cancellation
Subject to applicable law, the Corporation may generally purchase (if obtainable) for cancellation the whole or any part of the applicable series of Class A Preference Shares in the open market or by private agreement or otherwise.

[1]	24 monthly dividends in the case of Class A Preference Shares, Series 15.

[2]
In the case of holders of Class A Preference Shares, Series 8 and 9, such holders are only entitled to vote at a meeting which takes place more than 60 days after the date of such failure to pay dividends.

[3]	This provision does not apply to Class A Preference Shares, Series 17 and 18.

[4]	This provision does not apply to Class A Preference Shares, Series 2, 4, 23, 24, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48 and 49.

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Shareholder Approvals5
Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 ⅔% of the votes cast at a meeting where the required quorum6 is present.
CERTAIN PROVISIONS OF THE CLASS AA PREFERENCE SHARES
The following is a summary of certain provisions attaching to or affecting the Class AA Preference Shares as a class.
Series
The Class AA Preference Shares may be issued from time to time in one or more series. The Board of the Corporation will fix the number of shares in each series and the provisions attached to each series before issue.
Priority
The Class AA Preference Shares rank junior to the Class A Preference Shares and senior to the Class A Shares, the Class B Shares and other shares ranking junior to the Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs. Each series of Class AA Preference Shares ranks on a parity with every other series of Class AA Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Shareholder Approvals
The Corporation shall not delete or vary any preference, right, condition, restriction, limitation or prohibition attaching to the Class AA Preference Shares as a class except by special resolution passed by at least 66 ⅔% of the votes cast at a meeting of the holders of the Class AA Preference Shares duly called for that purpose, in accordance with the provisions of the articles of the Corporation.
Each holder of Class AA Preference Shares entitled to vote at a class meeting of holders of Class AA Preference Shares, or at a joint meeting of the holders of two or more series of Class AA Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class AA Preference Share held by such holder.
CERTAIN PROVISIONS OF THE CLASS A SHARES AND THE CLASS B SHARES
The following is a summary of certain provisions attaching to or affecting the Corporation’s Class A Shares (into which certain series of the Corporation’s Preference Shares may be converted) and the Class B Shares. The attributes of the Class A Shares and the Class B Shares are substantially equivalent, except for the differing voting rights attached to the two classes of shares.
The sole holder of the Class B Shares of the Corporation is a party to a trust agreement with Computershare Trust Company of Canada (formerly, Montreal Trust Corporation of Canada) (as trustee for the holders of the Corporation’s Class A Shares) dated August 1, 1997. The trust agreement provides, among other things, that the holder has agreed not to sell any Class B Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Shares. The concurrent offer must be: (i) for the same percentage of Class A Shares as the percentage of Class B Shares offered to be purchased from the holder; and (ii) the same in all material respects as the offer for the Class B Shares. Among other things, the trust agreement permits: (i) a sale by the sole holder of Class B Shares at a price per share less than 115% of the market price of Class A Shares and as part of a transaction involving not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of the sole holder of the Class B Shares to a purchaser who is or will become a shareholder of that holder and will not hold more than 20% of that holder’s outstanding shares as a result of the transaction.

[5]	This provision does not apply to Class A Preference Shares, Series 2, 4, 6, 8, 9, 13 and 15.

[6]
The required quorum for Class A Preference Shares, Series 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43, 44, 45, 46, 47, 48 and 49 is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.

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Priority
Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior-ranking shares outstanding from time to time, holders of Class A Shares and Class B Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board of the Corporation) and the return of capital on the liquidation, dissolution or winding up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs.
Voting Rights
Except as set out below under “Election of Directors”, each holder of Class A Shares and Class B Shares is entitled to notice of, and to attend and vote at, all meetings of the Corporation’s shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share, which results in each of the Class A and Class B Shares controlling 50% of the aggregate voting rights of the Corporation. Subject to applicable law and in addition to any other required shareholder approvals, all matters to be approved by shareholders (other than the election of directors), must be approved: by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class A Shares who vote in respect of the resolution or special resolution, as the case may be; and by a majority or, in the case of matters that require approval by a special resolution of shareholders, at least 66 ⅔%, of the votes cast by holders of Class B Shares who vote in respect of the resolution or special resolution, as the case may be.
Election of Directors
In the election of directors, holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the Board of the Corporation, provided that if the holders of Class A Preference Shares, Series 2 become entitled to elect two or three directors, as the case may be, the numbers of directors to be elected by holders of Class A Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, shall be reduced by the number of directors to be elected by holders of Class A Preference Shares, Series 2. Holders of Class B Shares are entitled to elect the other one-half of the Board of the Corporation.
OTHER PROVISIONS REGARDING THE SHARE CAPITAL OF THE CORPORATION
The Corporation’s articles provide that each holder of shares of a class or series of shares of the Corporation entitled to vote in an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the holder multiplied by the number of directors to be elected by the holder and the holders of shares of the classes or series of shares entitled to vote with the holder in the election of directors. A holder may cast all such votes in favour of one candidate or distribute such votes among its candidates in any manner the holder sees fit. Where a holder has voted for more than one candidate without specifying the distribution of votes among such candidates, the holder shall be deemed to have divided the holder’s votes equally among the candidates for whom the holder voted.

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APPENDIX C
CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE CORPORATION

A committee of the board of directors (the “Board”) of Brookfield Asset Management Inc. (the “Corporation”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:
MEMBERSHIP AND CHAIR
Following each annual meeting of shareholders, the Board shall appoint from its number three or more directors (the “Members” and each a “Member”) to serve on the Committee until the close of the next annual meeting of shareholders of the Corporation or until the Member ceases to be a director, resigns or is replaced, whichever occurs first.
The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee of the Board (the “Governance and Nominating Committee”). Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent Directors1. In addition, every Member will be Financially Literate and at least one Member will be an Audit Committee Financial Expert. Members may not serve on more than three other public company audit committees, except with the prior approval of the Board.
The Board shall appoint one Member as the chair of the Committee (the “Chair”). If the Chair is absent from a meeting, the Members shall select an Acting Chair from among those Members in attendance at the meeting.
SUBCOMMITTEES
The Committee may form subcommittees for any purpose and may delegate to a subcommittee such of the Committee’s powers and authorities as the Committee deems appropriate.
RESPONSIBILITIES
The Committee shall:
Auditor

(a)
oversee the work of the Corporation’s external auditor (the “auditor”) engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation;

(b)	require the auditor to report directly to the Committee;

(c)
review and evaluate the auditor’s independence, experience, qualifications and performance (including the performance of the lead audit partner) and determine whether the auditor should be appointed or re-appointed, and nominate the auditor for appointment or re-appointment by the shareholders;

(d)	where appropriate, terminate the auditor;

(e)
when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor as required, and the orderly transition of such change;

(f)	review the terms of the auditor’s engagement and the appropriateness and reasonableness of the proposed audit fees;

(g)	at least annually, obtain and review a report by the auditor describing:

(i)	the auditor’s internal quality-control procedures; and

[1]
Capitalized terms used in this Charter but not otherwise defined herein have the meaning attributed to them in the Board’s “Definitions for Brookfield Asset Management’s Board and Committee Charters” which is annexed hereto as “Annex A”. The Governance and Nominating Committee will review the Definitions Relating to Brookfield Asset Management’s Board and Committee Charters at least annually and submit any proposed amendments to the Board for approval as it deems necessary and appropriate.

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(ii)
any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or inquiry or investigation by any governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

(h)
at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Corporation; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and is an independent public accountant within the meaning of the federal securities legislation administered by the United States Securities and Exchange Commission and of the Independence Standards of the Canadian Institute of Chartered Accountants, and is in compliance with any independence requirements adopted by the Public Company Accounting Oversight Board; and, confirm that the auditor has complied with applicable laws respecting the rotation of certain members of the audit engagement team;

(i)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor;

(j)
meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

(i)	planning and staffing of the audit;

(ii)	any material written communications between the auditor and management;

(iii)	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

(iv)	the extent to which the auditor is satisfied with the nature and scope of its examination;

(v)	whether or not the auditor has received the full co-operation of management of the Corporation;

(vi)	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel of the Corporation;

(vii)	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

(viii)	all critical accounting policies and practices to be used by the Corporation;

(ix)
all alternative treatments of financial information within International Financial Reporting Standards (“IFRS”) that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

(x)
any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

(xi)
any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to paragraphs 240.41-42 and 250.22-24 of the Canadian Auditing Standards and the United States Securities Exchange Act of 1934, as amended;

(k)
annually review and approve the Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the parameters by which the auditor can provide certain audit and non-audit services to the Corporation and its subsidiaries not prohibited by law and the process by which the Committee pre-approves such services. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the auditor to the Corporation and its subsidiaries for the then-ended quarter;

(l)	resolve any disagreements between management and the auditor regarding financial reporting;

(m)	set clear policies for hiring partners and employees and former partners and employees of the external auditor;
Financial Reporting

(a)	prior to disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

(i)	audited annual financial statements, in conjunction with the report of the external auditor;

(ii)	interim financial statements;

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(iii)	annual and interim management discussion and analysis of financial condition and results of operation;

(iv)	reconciliations of the annual or interim financial statements, to the extent required under applicable rules and regulations; and

(v)
all other audited or unaudited financial information contained in public disclosure documents, including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities;

(b)
review and discuss with management prior to public dissemination earnings press releases and other press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts including the use of “pro forma” or “adjusted” non-IFRS information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

(c)
review the effect of regulatory and accounting initiatives, as well as any asset or debt financing activities of the Corporation’s unconsolidated subsidiaries that are not required under IFRS to be incorporated into the Corporation’s financial statements (commonly known as “off-balance sheet financing”);

(d)
review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer of the Corporation during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Corporation’s internal control over financial reporting which are reasonably likely to adversely affect the Corporation’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

(e)
review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

(f)
review the adequacy of the internal controls that have been adopted by the Corporation to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of material control deficiencies;

(g)
for the financial information of Brookfield Business Partners LP, Brookfield Infrastructure Partners LP, Brookfield Property Partners LP and Brookfield Renewable Partners LP (collectively, the “Public Affiliates”)[2] which is included within the Corporation’s consolidated financial statements (the “Consolidated Public Affiliate Information”), it is understood that the Committee will for the purpose of reviewing the Consolidated Public Affiliate Information to the extent such information is material to the Corporation’s consolidated financial statements (and not for the purpose of reviewing the disclosures of the Public Affiliates themselves which the Committee does not do):

(i)	rely on the review and approval by the audit committee and the board of directors of the general partner of each respective Public Affiliate;

(ii)	rely on reports or opinions of the external auditor for each Public Affiliate;

(iii)	if required in the view of the Committee, review developments in financial reporting at the Public Affiliates; and

(iv)	if required in the view of the Committee, take all other reasonable steps, directly or through the auditor, to satisfy itself of the integrity of the Consolidated Public Affiliate Information;

(h)
for the financial information of any other subsidiary entity below the Corporation that has an audit committee which is comprised of a majority of independent directors, and which is included in the Corporation’s consolidated financial statements, it is understood that the Committee will rely on the review and approval of such information by the audit committee and the board of directors of each such subsidiary;

Internal Audit; Controls and Procedures; and Other

(a)
meet privately with the person responsible for the Corporation’s internal audit function (the “internal auditor”) as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

[2]	The four publicly-traded affiliates of the Corporation that are each individually considered material subsidiaries of the Corporation in the opinion of management.

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(b)	require the internal auditor to report directly to the Committee;

(c)
review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the internal auditor and review the significant reports to management prepared by the internal auditor and management’s responses. As part of this process, the Committee reviews and approves the governing charter of the internal audit function on an annual basis;

(d)
review the controls and procedures that have been adopted to confirm that material financial information about the Corporation and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed, review the public disclosure of financial information extracted or derived from the Corporation’s financial statements and periodically assess the adequacy of such controls and procedures;

(e)
review of allegations of fraud related to financial reporting that are brought to or come to the attention of the Committee through the Corporation’s ethics hotline, a referral by management or of the Risk Management Committee of the Board, or otherwise;

(f)	periodically review the status of taxation matters of the Corporation; and

(g)	consider other matters of a financial nature as directed by the Board.
LIMITATION OF AUDIT COMMITTEE ROLE
The Committee’s function is one of oversight. The Corporation’s management is responsible for preparing the Corporation’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls. The auditor will assist the Committee and the Board in fulfilling their responsibilities for review of the financial statements and internal controls, and the auditor will be responsible for the independent audit of the financial statements. The Committee expects the auditor to call to its attention any accounting, auditing, internal accounting control, regulatory or other related matters that the auditor believes warrant consideration or action. The Committee recognizes that the Corporation’s finance team, the internal audit team and the auditor have more knowledge and information about the Corporation’s financial affairs than do the Committee’s members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Corporation’s financial statements or internal controls or any professional certification as to the auditor’s work.
REPORTING
The Committee will regularly report to the Board on:

(a)	the auditor’s independence;

(b)	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

(c)	the performance of the internal audit function;

(d)	the adequacy of the Corporation’s internal controls and disclosure controls;

(e)
its recommendations regarding the annual and interim financial statements of the Corporation, to the extent applicable, and any reconciliation of the Corporation’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

(f)	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

(g)	the Corporation’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

(h)	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.
REVIEW AND DISCLOSURE
The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review this Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

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This Charter will be posted on the Corporation’s website at www.brookfield.com. The Management Information Circular of the Corporation will state that this Charter is available on the Corporation’s website. This Charter will also be reproduced in full as an appendix to the Corporation’s Annual Information Form.
ASSESSMENT
At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board. The Committee will also conduct its own assessment of the Committee’s performance on an annual basis.
ACCESS TO OUTSIDE ADVISORS AND SENIOR MANAGEMENT
The Committee may retain any outside advisor, including legal counsel, at the expense of the Corporation, without the Board’s approval, at any time. The Committee has the authority to determine any such advisor’s fees and any other retention terms.
The Corporation will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.
Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.
MEETINGS
Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer or Chief Financial Officer of the Corporation, the internal auditor or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee.
The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than a majority of the Members at the relevant time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing, the Business Corporations Act (Ontario) and the by-laws of the Corporation, and, unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.
Notice of each meeting shall be given to each Member, the internal auditor, the auditor, and to the Chair of the Board and the Chief Executive Officer of the Corporation. Notice of meeting may be given orally or by letter, electronic mail, telephone or other generally accepted means not less than 24 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of the Corporation’s management to attend any or all meetings.

This Charter of the Audit Committee was reviewed and approved by the board of directors of the Corporation on March 1, 2019.

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Annex A
Definitions for Brookfield Asset Management’s Board and Committee Charters

“Audit Committee Financial Expert” means a person who has the following attributes:

(a)	an understanding of International Financial Reporting Standards, as adopted by the International Accounting Standards Board, and financial statements;

(b)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

(c)
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities;

(d)	an understanding of internal controls and procedures for financial reporting; and

(e)	an understanding of audit committee functions; acquired through any one or more of the following:

(i)
education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(ii)	experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(iii)	experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(iv)	other relevant experience.
“Board Interlocks” means when two directors of one public company sit together on the board of another company.
“Committee Interlocks” means when a Board Interlock exists, plus the relevant two directors also sit together on a board committee for one or both of the companies.
“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
“Immediate Family Member” means an individual’s spouse, parent, child, sibling, mother or father-in-law, son or daughter-in-law, brother or sister-in-law, and anyone (other than an employee of either the individual or the individual’s immediate family member) who shares the individual’s home.
“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. A material relationship is one that could reasonably be expected to interfere with a director’s exercise of independent judgment. In addition to any other requirement of applicable securities laws or stock exchange provisions, a director who:

(a)
is or was an employee or executive officer, or whose Immediate Family Member is or was an executive officer, of the Corporation is not independent until three years after the end of such employment relationship;

(b)
is receiving or has received, or whose Immediate Family Member is an executive officer of the Corporation and is receiving or has received, during any 12-month period within the last three years more than Cdn$75,000 in direct compensation from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service), is not independent;

(c)
is or was a partner of, affiliated with or employed by, or whose Immediate Family Member is or was a partner of or employed in an audit, assurance, or tax compliance practice in a professional capacity by, the Corporation’s present or former internal or external auditor, is not independent until three years after the end of such partnership, affiliation, or employment relationship, as applicable, with the auditor;

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(d)
is or was employed as, or whose immediate family member is or was employed as, an executive officer of another company (or its parent or a subsidiary) where any of the present (at the time of review) executive officers of the Corporation serve or served on that company’s (or its parent’s or a subsidiary’s) compensation committee, is not independent until three years after the end of such service or the employment relationship, as applicable; and

(e)
is an executive officer or an employee of, or whose Immediate Family Member is an executive officer of, another company (or its parent or a subsidiary) that has made payments to, or received payments from, the Corporation for property or services in an amount which, in any of the last three fiscal years exceeds the greater of US$1 million or 2% of such other company’s consolidated gross revenues, in each case, is not independent.

Additionally, an Independent Director for the purposes of the Audit Committee and the Management Resources and Compensation Committee, specifically may not:

(a)
accept directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation, other than director and committee fees and pension or other forms of fixed compensation under a retirement plan (including deferred compensation) for prior service (provided such compensation is not contingent in any way on continued service); or

(b)	be an affiliated person of the Corporation (within the meaning of applicable rules and regulations).
For the purposes of the definition of Independent Director, the term Corporation includes any parent or subsidiary in a consolidated group with the Corporation.
In addition to the requirements for independence set out in paragraph (c) above, Members of the Audit and Governance and Nominating Committees must disclose any other form of association they have with a current or former external or internal auditor of the Corporation to the Governance and Nominating Committee for a determination as to whether this association affects the Member’s status as an Independent Director.
“Unaffiliated Director” means any director who (a) does not own greater than a de minimis interest in the Corporation (exclusive of any securities compensation earned as a director) and (b) within the last two years has not directly or indirectly (i) been an officer of or employed by the Corporation or any of its respective affiliates, (ii) performed more than a de minimis amount of services for the Corporation or any of its affiliates, or (iii) had any material business or professional relationship with the Corporation other than as a director of the Corporation. “de minimis” for the purpose of this test includes factors such as the relevance of a director’s interest in the Corporation to themselves and to the Corporation.

C-7    Brookfield Asset Management Inc. - 2018 Annual Information Form

BROOKFIELD ASSET MANAGEMENT INC.

brookfield.com

NYSE: BAM
TSX: BAM.A
EURONEXT: BAMA

CORPORATE OFFICES

United States
Brookfield Place
250 Vesey Street, 15th Floor
New York, NY
10281-1023
+1.212.417.7000

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Brookfield Place
181 Bay Street, Suite 300
Bay Wellington Tower
Toronto, ON M5J 2T3
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BL 2, 2° andar
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